Exhibit 99.1

TELUS CORPORATION

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(UNAUDITED)

JUNE 30, 2018

condensed interim consolidated statements of income and other comprehensive income	(unaudited)

		Three months		Six months
Periods ended June 30 (millions except per share amounts)	Note	2018	2017	2018	2017
		(Note 2(c))	(adjusted – Note 2(c))	(Note 2(c))	(adjusted – Note 2(c))
OPERATING REVENUES
Service		$2,953	$2,810	$5,839	$5,572
Equipment		487	456	952	864
Revenues arising from contracts with customers	6	3,440	3,266	6,791	6,436
Other operating income	7	13	14	39	27
		3,453	3,280	6,830	6,463
OPERATING EXPENSES
Goods and services purchased		1,491	1,423	2,899	2,747
Employee benefits expense	8	711	649	1,411	1,273
Depreciation	17	411	391	822	793
Amortization of intangible assets	18	148	135	287	265
		2,761	2,598	5,419	5,078
OPERATING INCOME		692	682	1,411	1,385
Financing costs	9	150	142	306	280
INCOME BEFORE INCOME TAXES		542	540	1,105	1,105
Income taxes	10	145	144	296	287
NET INCOME		397	396	809	818
OTHER COMPREHENSIVE INCOME	11
Items that may subsequently be reclassified to income
Change in unrealized fair value of derivatives designated as cash flow hedges		(22)	19	(29)	10
Foreign currency translation adjustment arising from translating financial statements of foreign operations		(17)	—	(21)	3
		(39)	19	(50)	13
Items never subsequently reclassified to income
Change in measurement of investment financial assets		—	2	—	—
Employee defined benefit plan re-measurements		105	18	62	86
		105	20	62	86
		66	39	12	99
COMPREHENSIVE INCOME		$463	$435	$821	$917
NET INCOME ATTRIBUTABLE TO:
Common Shares		$390	$389	$800	$803
Non-controlling interests		7	7	9	15
		$397	$396	$809	$818
COMPREHENSIVE INCOME ATTRIBUTABLE TO:
Common Shares		$464	$428	$821	$900
Non-controlling interests		(1)	7	—	17
		$463	$435	$821	$917
NET INCOME PER COMMON SHARE	12
Basic		$0.66	$0.66	$1.34	$1.36
Diluted		$0.66	$0.66	$1.34	$1.36

TOTAL WEIGHTED AVERAGE COMMON SHARES OUTSTANDING
Basic		596	592	595	591
Diluted		596	593	595	592

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

condensed interim consolidated statements of financial position	(unaudited)

As at (millions)	Note	June 30, 2018	December 31, 2017	January 1, 2017
		(Note 2(c))	(adjusted – Note 2(c))	(Note 2(c))
ASSETS
Current assets
Cash and temporary investments, net		$683	$509	$432
Accounts receivable	6(b)	1,485	1,614	1,462
Income and other taxes receivable		6	96	9
Inventories	1(b)	330	380	320
Contract assets	6(c)	760	757	700
Prepaid expenses	20	640	493	443
Current derivative assets	4(e)	29	18	11
		3,933	3,867	3,377
Non-current assets
Property, plant and equipment, net	17	11,712	11,368	10,464
Intangible assets, net	18	10,786	10,658	10,364
Goodwill, net	18	4,610	4,236	3,787
Contract assets	6(c)	365	396	352
Other long-term assets	20	633	528	733
		28,106	27,186	25,700
		$32,039	$31,053	$29,077

LIABILITIES AND OWNERS’ EQUITY
Current liabilities
Short-term borrowings	22	$113	$100	$100
Accounts payable and accrued liabilities	23	2,331	2,460	2,330
Income and other taxes payable		116	34	37
Dividends payable	13	315	299	284
Advance billings and customer deposits	24	619	632	584
Provisions	25	106	78	124
Current maturities of long-term debt	26	1,009	1,404	1,327
Current derivative liabilities	4(e)	3	33	12
		4,612	5,040	4,798
Non-current liabilities
Provisions	25	702	511	395
Long-term debt	26	13,136	12,256	11,604
Other long-term liabilities	27	867	847	736
Deferred income taxes		2,971	2,941	2,511
		17,676	16,555	15,246
Liabilities		22,288	21,595	20,044
Owners’ equity
Common equity	28	9,679	9,416	9,014
Non-controlling interests		72	42	19
		9,751	9,458	9,033
		$32,039	$31,053	$29,077

Contingent Liabilities	29

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

condensed interim consolidated statements of changes in owners’ equity	(unaudited)

		Common equity
		Equity contributed				Accumulated
		Common Shares (Note 28)				other		Non-
		Number	Share	Contributed	Retained	comprehensive		controlling
(millions)	Note	of shares	capital	surplus	earnings	income	Total	interests	Total
Balance as at January 1, 2017
As previously reported		590	$5,029	$372	$2,474	$42	$7,917	$19	$7,936
IFRS 9, Financial Instruments transitional amount	2(a),11	—	—	—	3	(3)	—	—	—
IFRS 15, Revenue from Contracts with Customers transitional amount	2(c)	—	—	—	1,097	—	1,097	—	1,097
As adjusted		590	5,029	372	3,574	39	9,014	19	9,033
Net income	2(c)	—	—	—	803	—	803	15	818
Other comprehensive income	11	—	—	—	86	11	97	2	99
Dividends	13	—	—	—	(576)	—	(576)	—	(576)
Dividends reinvested and optional cash payments		1	23	—	—	—	23	—	23
Share option award net-equity settlement feature	14(d)	—	1	(1)	—	—	—	—	—
Issue of shares in business combination		2	100	—	—	—	100	—	100
Change in ownership interests of subsidiary		—	—	(3)	—	—	(3)	1	(2)
Other		—	3	—	—	—	3	—	3
Balance as at June 30, 2017		593	$5,156	$368	$3,887	$50	$9,461	$37	$9,498
Balance as at January 1, 2018
As previously reported		595	$5,205	$370	$2,595	$51	$8,221	$42	$8,263
IFRS 9, Financial Instruments transitional amount	2(a),11	—	—	—	4	(4)	—	—	—
IFRS 15, Revenue from Contracts with Customers transitional amount	2(c)	—	—	—	1,195	—	1,195	—	1,195
As adjusted		595	5,205	370	3,794	47	9,416	42	9,458
Net income		—	—	—	800	—	800	9	809
Other comprehensive income	11	—	—	—	62	(41)	21	(9)	12
Dividends	13	—	—	—	(614)	—	(614)	—	(614)
Dividends reinvested and optional cash payments	13(b),14(c)	1	42	—	—	—	42	—	42
Share option award net-equity settlement feature	14(d)	—	1	(1)	—	—	—	—	—
Change in ownership interests of subsidiary	31(a)	—	—	14	—	—	14	30	44
Balance as at June 30, 2018		596	$5,248	$383	$4,042	$6	$9,679	$72	$9,751

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

condensed interim consolidated statements of cash flows	(unaudited)

		Three months		Six months
Periods ended June 30 (millions)	Note	2018	2017	2018	2017
		(Note 2(c))	(adjusted – Note 2(c))	(Note 2(c))	(adjusted – Note 2(c))
OPERATING ACTIVITIES
Net income		$397	$396	$809	$818
Adjustments to reconcile net income to cash provided by operating activities:
Depreciation and amortization		559	526	1,109	1,058
Deferred income taxes	10	14	97	21	183
Share-based compensation expense, net	14(a)	35	23	53	39
Net employee defined benefit plans expense	15(a)	24	20	49	41
Employer contributions to employee defined benefit plans		(14)	(13)	(35)	(35)
Non-current contract assets		12	3	31	6
Other		(62)	18	(58)	6
Net change in non-cash operating working capital	31(a)	241	56	65	(281)
Cash provided by operating activities		1,206	1,126	2,044	1,835
INVESTING ACTIVITIES
Cash payments for capital assets, excluding spectrum licences	31(a)	(735)	(754)	(1,473)	(1,550)
Cash payments for acquisitions, net	18(b)	(47)	(466)	(251)	(478)
Real estate joint ventures advances	21(c)	(7)	(8)	(13)	(13)
Real estate joint venture receipts	21(c)	1	1	2	4
Proceeds on disposition		—	3	15	6
Other		(7)	3	(7)	(12)
Cash used by investing activities		(795)	(1,221)	(1,727)	(2,043)
FINANCING ACTIVITIES	31(b)
Dividends paid to holders of Common Shares	13(a)	(278)	(260)	(557)	(544)
Issue (repayment) of short-term borrowings, net		13	—	7	—
Long-term debt issued	26	1,279	1,543	3,440	4,061
Redemptions and repayment of long-term debt	26	(1,147)	(1,611)	(3,042)	(3,360)
Issue of shares by subsidiary to non-controlling interests	31(a)	—	—	24	—
Other		(10)	—	(15)	(10)
Cash provided (used) by financing activities		(143)	(328)	(143)	147
CASH POSITION
Increase (decrease) in cash and temporary investments, net		268	(423)	174	(61)
Cash and temporary investments, net, beginning of period		415	794	509	432
Cash and temporary investments, net, end of period		$683	$371	$683	$371
SUPPLEMENTAL DISCLOSURE OF OPERATING CASH FLOWS
Interest paid		$(130)	$(125)	$(280)	$(267)
Interest received		$3	$1	$5	$1
Income taxes paid, net		$(52)	$(33)	$(108)	$(179)

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

notes to condensed interim consolidated financial statements	(unaudited)

JUNE 30, 2018

TELUS Corporation is one of Canada’s largest telecommunications companies, providing a wide range of telecommunications services and products, including wireless and wireline voice and data. Data services include: Internet protocol; television; hosting, managed information technology and cloud-based services; healthcare solutions; business process outsourcing; and home security.

TELUS Corporation was incorporated under the Company Act (British Columbia) on October 26, 1998, under the name BCT.TELUS Communications Inc. (BCT). On January 31, 1999, pursuant to a court-approved plan of arrangement under the Canada Business Corporations Act among BCT, BC TELECOM Inc. and the former Alberta-based TELUS Corporation (TC), BCT acquired all of the shares of BC TELECOM Inc. and TC in exchange for Common Shares and Non-Voting Shares of BCT, and BC TELECOM Inc. was dissolved. On May 3, 2000, BCT changed its name to TELUS Corporation and in February 2005, TELUS Corporation transitioned under the Business Corporations Act (British Columbia), successor to the Company Act (British Columbia). TELUS Corporation maintains its registered office at Floor 7, 510 West Georgia Street, Vancouver, British Columbia, V6B 0M3.

The terms “TELUS”, “we”, “us”, “our” or “ourselves” are used to refer to TELUS Corporation and, where the context of the narrative permits or requires, its subsidiaries.

1                 condensed interim consolidated financial statements

(a)         Basis of presentation

The notes presented in our condensed interim consolidated financial statements include only significant events and transactions and are not fully inclusive of all matters normally disclosed in our annual audited financial statements; thus, our interim consolidated financial statements are referred to as condensed. Our condensed interim consolidated financial statements should be read in conjunction with our audited consolidated financial statements for the year ended December 31, 2017.

Our condensed interim consolidated financial statements are expressed in Canadian dollars and follow the same accounting policies and methods of their application as set out in our consolidated financial statements for the year ended December 31, 2017, other than as set out in Notes 2, 6, 8, 20 and 24. The generally accepted accounting principles that we use are International Financial Reporting Standards as issued by the International Accounting Standards Board (IFRS-IASB) and Canadian generally accepted accounting principles. Our condensed interim consolidated financial statements comply with International Accounting Standard 34, Interim Financial Reporting and reflect all adjustments (which are of a normal recurring nature) that are, in our opinion, necessary for a fair statement of the results for the interim periods presented.

Our condensed interim consolidated financial statements for the three-month and six-month periods ended June 30, 2018, were authorized by our Board of Directors for issue on August 3, 2018.

notes to condensed interim consolidated financial statements	(unaudited)

(b)         Inventories

Our inventories primarily consist of wireless handsets, parts and accessories (totalling $268 million (December 31, 2017 — totalling $322 million (adjusted — Note 2(c)); January 1, 2017 — $268 million (Note 2(c))) and communications equipment held for resale. Costs of goods sold for the three-month and six-month periods ended June 30, 2018, totalled $469 million (2017 — $446 million) and $936 million (2017 — $854 million), respectively.

2                 accounting policy developments

(a)         Initial application of standards, interpretations and amendments to standards and interpretations in the reporting period

•                  Amendments to standards arising from Annual Improvements to IFRSs 2015-2017 Cycle were required to be applied for years beginning on or after January 1, 2019; such application has had no effect on our financial performance or disclosure.

•                  Amendments to standards arising from Annual Improvements to IFRSs 2014-2016 Cycle were required to be applied for years beginning on or after January 1, 2017 (for IFRS 12, Disclosure of Interests in Other Entities), and January 1, 2018 (for the balance of the amendments); such application has had no effect on our financial performance or disclosure.

•                  IFRS 9, Financial Instruments, is required to be applied for years beginning on or after January 1, 2018, with retrospective application. The new standard includes a model for the classification and measurement of financial instruments, a single forward-looking “expected loss” impairment model and a reformed approach to hedge accounting. Our financial performance is currently not materially affected by the retrospective application of the standard, nor is our financial position, as set out in (c) following.

The original measurement category and carrying amount of portfolio investments (see Note 20) determined in accordance with IAS 39, Financial Instruments: Recognition and Measurement of our investments and the measurement category and carrying amount determined under the new standard are as follows:

As at (millions)	December 31, 2017			January 1, 2017
	As previously reported	IFRS 9 effects	As currently reported	As previously reported	IFRS 9 effects	As currently reported
Classified as
Available-for-sale financial assets	$41	$(41)	$—	$62	$(62)	$—
Fair value through net income [1]	—	20	20	—	41	41
Fair value through other comprehensive income	—	21	21	—	21	21
	$41	$—	$41	$62	$—	$62

(1)         Arising from the classification of investments as accounted for at fair value through net income under the new standard, as at December 31, 2017, $4 (January 1, 2017 – $3), net of income tax effects of $1 (January 1, 2017 – $1), has been adjusted to retained earnings from accumulated other comprehensive income.

•                  IFRS 15, Revenue from Contracts with Customers, is required to be applied for years beginning on or after January 1, 2018. The International Accounting Standards Board and the Financial Accounting Standards Board of the United States worked on this joint project to clarify the principles for the recognition of revenue. The new standard was released in May 2014 and supersedes existing standards and interpretations including IAS 18, Revenue. We have applied the standard retrospectively to prior reporting periods, subject to permitted and elected practical expedients.

The effects of the new standard and the materiality of those effects will vary by industry and entity; the effects on us of our retrospective application are set out in (c) following. Like many other telecommunications companies, we are materially affected by its application, primarily in respect of the timing of revenue recognition, the classification of revenue, the capitalization of costs of obtaining a contract with a customer and the capitalization of the costs of contract fulfilment (as defined by the new standard).

Revenue — timing of recognition; classification

The timing of revenue recognition and the classification of our revenues as either service revenues or equipment revenues are affected, since the allocation of consideration in multiple element arrangements (solutions for our customers that may involve deliveries of multiple services and products that occur at different points in time and/or over different periods of time) is no longer affected by the limitation cap methodology previously required by generally accepted accounting principles.

notes to condensed interim consolidated financial statements	(unaudited)

The effects of the timing of revenue recognition and the classification of revenue are most pronounced in our wireless results. Although the measurement of the total revenue recognized over the life of a contract is largely unaffected by the new standard, the prohibition of the use of the limitation cap methodology accelerates the recognition of total contract revenue, relative to both the associated cash inflows from customers and our previous practice (using the limitation cap methodology). The acceleration of the recognition of contract revenue relative to the associated cash inflows also results in the recognition of an amount reflecting the resulting difference as a contract asset. Although the underlying transaction economics do not differ, during periods of sustained growth in the number of wireless subscriber connection additions, assuming comparable contract-lifetime per unit cash inflows, revenues would appear to be greater than under the previous practice (using the limitation cap methodology). Wireline results arising from transactions that include the initial provision of subsidized equipment or promotional pricing plans will be similarly affected.

We have retrospectively applied the new standard, such application having been subject to associated decisions in respect of transitional provisions and permitted practical expedients. The contract asset initially recorded upon transition to the new standard represents revenues that will not be, and have not been, reflected, at any time, in our periodic results of operations, but would have been if not for transitioning to the new standard; the effect of this “pulling forward” of revenues is expected to be somewhat muted by the composite ongoing inception, maturation and expiration of millions of multi-year contracts with our customers.

Costs of contract acquisition; costs of contract fulfilment — timing of recognition

Similarly, the measurement of the total costs of contract acquisition and contract fulfilment over the life of a contract is unaffected by the new standard, but the timing of recognition is. The new standard results in our costs of contract acquisition and contract fulfilment, to the extent that they are material, being capitalized and subsequently recognized as an expense over the life of a contract on a rational, systematic basis consistent with the pattern of the transfer of goods or services to which the asset relates. Although the underlying transaction economics would not differ, during periods of sustained growth in the number of customer connection additions, assuming comparable per unit costs of contract acquisition and contract fulfilment, absolute profitability measures would appear to be greater than under the previous practice (immediate expensing of such costs).

Implementation

Our operations and associated systems are complex and our accounting for millions of multi-year contracts with our customers was affected. Significantly, in order to effect the associated accounting, incremental compilation of historical data was necessary for the millions of already existing multi-year contracts with our customers that were in-scope for purposes of transitioning to the new standard.

After a multi-year expenditure of time and effort, we developed the necessary accounting policies, estimates, judgments and processes necessary to transition to the new standard. Upon completion of the implementation of these items, including implementation of the critical incremental requirements of our information technology systems, we completed the incremental compilation of historical data, as well as the accounting for that data, all of which is necessary to transition to the new standard.

We are using the following practical expedients provided for in, and transitioning to, the new standard:

•                  No restatement for contracts which were completed as at January 1, 2017, or earlier.

•                  No restatement for contracts which were modified prior to January 1, 2017. The aggregate effect of all such modifications will be reflected when identifying satisfied and unsatisfied performance obligations and the transaction prices to be allocated thereto and when determining the transaction prices.

•                  No disclosure of the aggregate transaction prices allocated to remaining unfulfilled, or partially unfulfilled, performance obligations for all periods ending prior to January 1, 2018.

(b)         Standards, interpretations and amendments to standards not yet effective and not yet applied

•                  In January 2016, the International Accounting Standards Board released IFRS 16, Leases, which is required to be applied for years beginning on or after January 1, 2019, and which supersedes IAS 17, Leases. We are currently assessing the impacts and transition provisions of the new standard. The International Accounting Standards Board and the Financial Accounting Standards Board of the United States worked together to modify the accounting for leases, generally by eliminating lessees’ classification of leases as either operating leases or finance leases and, for IFRS-IASB, introducing a single lessee accounting model.

notes to condensed interim consolidated financial statements	(unaudited)

The most significant effect of the new standard will be the lessee’s recognition of the initial present value of unavoidable future lease payments as lease assets and lease liabilities on the statement of financial position, including those for most leases that would currently be accounted for as operating leases. Both leases with durations of 12 months or less and leases for low-value assets may be exempted.

The measurement of the total lease expense over the term of a lease will be unaffected by the new standard. However, the new standard will result in the timing of lease expense recognition being accelerated for leases which would currently be accounted for as operating leases; the International Accounting Standards Board expects that this effect may be muted by a lessee having a portfolio of leases with varying maturities and lengths of term, and we expect that we will be similarly affected. The presentation on the statement of income and other comprehensive income required by the new standard will result in most non-executory lease expenses being presented as depreciation of right-of-use lease assets and financing costs arising from lease liabilities, rather than as a part of goods and services purchased; reported operating income would thus be higher under the new standard.

Relative to the results of applying the current standard, although actual cash flows will be unaffected, the lessee’s statement of cash flows will reflect increases in cash flows from operating activities offset equally by decreases in cash flows from financing activities. This is the result of the payments of the “principal” component of leases that would currently be accounted for as operating leases being presented as a cash flow use within financing activities under the new standard.

We are currently assessing the impacts and transition provisions of the new standard; however, we will be applying the standard retrospectively with the cumulative effect of initially applying the new standard recognized at the date of initial application, January 1, 2019, subject to permitted and elected practical expedients; such method of application would not result in retrospective adjustment of amounts reported for fiscal periods prior to fiscal 2019. Our current estimate of the time and effort necessary to develop and implement the accounting policies, estimates and processes (including incremental requirements of our information technology systems) we will need to have in place in order to comply with the new standard extends into the latter half of 2018. We expect that our Consolidated statement of financial position will be materially affected, as will those financial metrics related to both debt and results of operations; however, at this time it is not possible to make reasonable quantitative estimates of the effects of the new standard.

Implementation

As a transitional practical expedient permitted by the new standard, we do not expect to reassess whether contracts are, or contain, leases as at January 1, 2019, using the criteria of the new standard; as at January 1, 2019, only contracts that were previously identified as leases applying IAS 17, Leases and IFRIC 4, Determining whether an Arrangement contains a Lease, will be a part of the transition to the new standard. Only contracts entered into (or changed) after January 1, 2019, will be assessed for being, or containing, leases applying the criteria of the new standard.

notes to condensed interim consolidated financial statements	(unaudited)

(c)          Impacts of application of new standards in fiscal 2018

IFRS 15, Revenue from Contracts with Customers affected our Consolidated statements of income and other comprehensive income as follows:

Three-month periods ended June 30 (millions except per share amounts)	2018			2017
	Excluding effects of IFRS 15	IFRS 15 effects	As currently reported	Excluding effects of IFRS 15	IFRS 15 effects	As currently reported
Operating revenues
Service	$3,260	$(307)	$2,953	$3,091	$(281)	$2,810
Equipment	186	301	487	168	288	456
Revenues arising from contracts with customers	3,446	(6)	3,440	3,259	7	3,266
Other operating income [1]	13	—	13	14	—	14
	3,459	(6)	3,453	3,273	7	3,280
Operating expenses
Goods and services purchased	1,494	(3)	1,491	1,433	(10)	1,423
Employee benefits expense	710	1	711	646	3	649
Depreciation	411	—	411	391	—	391
Amortization of intangible assets	148	—	148	135	—	135
	2,763	(2)	2,761	2,605	(7)	2,598
Operating income	696	(4)	692	668	14	682
Financing costs	150	—	150	142	—	142
Income before income taxes	546	(4)	542	526	14	540
Income taxes	146	(1)	145	140	4	144
Net income	400	(3)	397	386	10	396
Other comprehensive income [1]	66	—	66	39	—	39
Comprehensive income [1]	$466	$(3)	$463	$425	$10	$435
Net income attributable to:
Common Shares	$393	$(3)	$390	$379	$10	$389
Non-controlling interest	7	—	7	7	—	7
	$400	$(3)	$397	$386	$10	$396
Comprehensive income attributable to:
Common Shares	$467	$(3)	$464	$418	$10	$428
Non-controlling interest	(1)	—	(1)	7	—	7
	$466	$(3)	$463	$425	$10	$435
Net income per Common Share
Basic	$0.66	$—	$0.66	$0.64	$0.02	$0.66
Diluted	$0.66	$—	$0.66	$0.64	$0.02	$0.66

(1)         For the three-month period ended June 30, 2017, other operating income and the change in measurement of investment financial assets included within other comprehensive income was unchanged from the designation of financial assets as being accounted for either at fair value through net income or at fair value through other comprehensive income. Such designation of financial assets is required due to the retrospective implementation of IFRS 9, Financial Instruments.

notes to condensed interim consolidated financial statements	(unaudited)

Six-month periods ended June 30 (millions except per share amounts)	2018			2017
	Excluding effects of IFRS 15	IFRS 15 effects	As currently reported	Excluding effects of IFRS 15	IFRS 15 effects	As currently reported
Operating revenues
Service	$6,452	$(613)	$5,839	$6,118	$(546)	$5,572
Equipment	363	589	952	326	538	864
Revenues arising from contracts with customers	6,815	(24)	6,791	6,444	(8)	6,436
Other operating income [1]	39	—	39	27	—	27
	6,854	(24)	6,830	6,471	(8)	6,463
Operating expenses
Goods and services purchased	2,900	(1)	2,899	2,746	1	2,747
Employee benefits expense	1,412	(1)	1,411	1,270	3	1,273
Depreciation	822	—	822	793	—	793
Amortization of intangible assets	287	—	287	265	—	265
	5,421	(2)	5,419	5,074	4	5,078
Operating income	1,433	(22)	1,411	1,397	(12)	1,385
Financing costs	306	—	306	280	—	280
Income before income taxes	1,127	(22)	1,105	1,117	(12)	1,105
Income taxes	302	(6)	296	290	(3)	287
Net income	825	(16)	809	827	(9)	818
Other comprehensive income [1]	12	—	12	99	—	99
Comprehensive income [1]	$837	$(16)	$821	$926	$(9)	$917
Net income attributable to:
Common Shares	$816	$(16)	$800	$812	$(9)	$803
Non-controlling interest	9	—	9	15	—	15
	$825	$(16)	$809	$827	$(9)	$818
Comprehensive income attributable to:
Common Shares	$837	$(16)	$821	$909	$(9)	$900
Non-controlling interest	—	—	—	17	—	17
	$837	$(16)	$821	$926	$(9)	$917
Net income per Common Share
Basic	$1.37	$(0.03)	$1.34	$1.37	$(0.01)	$1.36
Diluted	$1.37	$(0.03)	$1.34	$1.37	$(0.01)	$1.36

(1)         For the six-month period ended June 30, 2017, other operating income and the change in measurement of investment financial assets included within other comprehensive income was unchanged from the designation of financial assets as being accounted for either at fair value through net income or at fair value through other comprehensive income. Such designation of financial assets is required due to the retrospective implementation of IFRS 9, Financial Instruments.

notes to condensed interim consolidated financial statements	(unaudited)

The effects of the transition to IFRS 15 on the line items in the preceding tables are set out below:

	Amount of IFRS 15 effect (increase (decrease) in millions except per share amounts)
	Allocation of transaction price (affecting timing of revenue recognition)
			Costs incurred to obtain or fulfill a contract with a customer
					Total
Periods ended June 30	2018	2017	2018	2017	2018	2017
THREE-MONTH
Operating revenues
Service	$(307)	$(281)	$—	$—	$(307)	$(281)
Equipment	$301	$288	$—	$—	$301	$288
Goods and services purchased	$—	$(1)	$(3)	$(9)	$(3)	$(10)
Employee benefits expense	$—	$—	$1	$3	$1	$3
Income taxes	$(2)	$1	$1	$3	$(1)	$4
Net income attributable to:
Common Shares	$(4)	$7	$1	$3	$(3)	$10
Net income per Common Share
Basic	$—	$0.01	$—	$0.01	$—	$0.02
Diluted	$—	$0.01	$—	$0.01	$—	$0.02
SIX-MONTH
Operating revenues
Service	$(613)	$(546)	$—	$—	$(613)	$(546)
Equipment	$589	$538	$—	$—	$589	$538
Goods and services purchased	$5	$6	$(6)	$(5)	$(1)	$1
Employee benefits expense	$—	$—	$(1)	$3	$(1)	$3
Income taxes	$(8)	$(4)	$2	$1	$(6)	$(3)
Net income attributable to:
Common Shares	$(21)	$(10)	$5	$1	$(16)	$(9)
Net income per Common Share
Basic	$(0.04)	$(0.01)	$0.01	$—	$(0.03)	$(0.01)
Diluted	$(0.04)	$(0.01)	$0.01	$—	$(0.03)	$(0.01)

Previously, costs incurred to obtain or fulfill a contract with a customer were expensed as incurred. The new standard requires that such costs be capitalized and subsequently recognized as an expense over the life of the contract on a rational, systematic basis consistent with the pattern of the transfer of goods or services to which the asset relates.

This has the effect of reducing the costs recognized in the period arising from contracts with customers entered into during the period, offset by the amortization of capitalized costs arising from contracts with customers entered into in previous periods.

Previously, a “limitation cap” constrained the recognition of revenue in a multiple element arrangement to an amount that was not contingent upon either delivering additional items or meeting other specified performance conditions. The new standard requires that amounts contingently billable and collectible in the future are to be recognized currently as revenue to the extent we have currently satisfied our performance obligations to the customer; this is the new standard’s most significant effect on us.

For a contract with a customer, this has the effect of allocating more of the consideration to equipment revenue, which is recognized at the inception of the contract, and less to future service revenue.

notes to condensed interim consolidated financial statements	(unaudited)

IFRS 15, Revenue from Contracts with Customers affected our Consolidated statements of financial positon as follows:

As at (millions)	June 30, 2018			December 31, 2017 [1]			January 1, 2017
	Excluding effects of IFRS 15	IFRS 15 effects	As currently reported	Excluding effects of IFRS 15	IFRS 15 effects	As currently reported	Excluding effects of IFRS 15	IFRS 15 effects	As currently reported
ASSETS
Current assets
Cash and temporary investments, net	$683	$—	$683	$509	$—	$509	$432	$—	$432
Accounts receivable	1,491	(6)	1,485	1,623	(9)	1,614	1,471	(9)	1,462
Income and other taxes receivable	6	—	6	96	—	96	9	—	9
Inventories	328	2	330	378	2	380	318	2	320
Contract assets	—	760	760	—	757	757	—	700	700
Prepaid expenses	400	240	640	260	233	493	233	210	443
Current derivative assets	29	—	29	18	—	18	11	—	11
	2,937	996	3,933	2,884	983	3,867	2,474	903	3,377
Non-current assets
Property, plant and equipment, net	11,712	—	11,712	11,368	—	11,368	10,464	—	10,464
Intangible assets, net	10,786	—	10,786	10,658	—	10,658	10,364	—	10,364
Goodwill, net	4,610	—	4,610	4,236	—	4,236	3,787	—	3,787
Contract assets	—	365	365	—	396	396	—	352	352
Other long-term assets	527	106	633	421	107	528	640	93	733
	27,635	471	28,106	26,683	503	27,186	25,255	445	25,700
	$30,572	$1,467	$32,039	$29,567	$1,486	$31,053	$27,729	$1,348	$29,077
LIABILITIES AND OWNERS’ EQUITY
Current liabilities
Short-term borrowings	$113	$—	$113	$100	$—	$100	$100	$—	$100
Accounts payable and accrued liabilities	2,331	—	2,331	2,460	—	2,460	2,330	—	2,330
Income and other taxes payable	116	—	116	34	—	34	37	—	37
Dividends payable	315	—	315	299	—	299	284	—	284
Advance billings and customer deposits	766	(147)	619	782	(150)	632	737	(153)	584
Provisions	106	—	106	78	—	78	124	—	124
Current maturities of long-term debt	1,009	—	1,009	1,404	—	1,404	1,327	—	1,327
Current derivative liabilities	3	—	3	33	—	33	12	—	12
	4,759	(147)	4,612	5,190	(150)	5,040	4,951	(153)	4,798
Non-current liabilities
Provisions	702	—	702	511	—	511	395	—	395
Long-term debt	13,136	—	13,136	12,256	—	12,256	11,604	—	11,604
Other long-term liabilities	867	—	867	847	—	847	736	—	736
Deferred income taxes	2,536	435	2,971	2,500	441	2,941	2,107	404	2,511
	17,241	435	17,676	16,114	441	16,555	14,842	404	15,246
Liabilities	22,000	288	22,288	21,304	291	21,595	19,793	251	20,044
Owners’ equity
Common equity	8,500	1,179	9,679	8,221	1,195	9,416	7,917	1,097	9,014
Non-controlling interests	72	—	72	42	—	42	19	—	19
	8,572	1,179	9,751	8,263	1,195	9,458	7,936	1,097	9,033
	$30,572	$1,467	$32,039	$29,567	$1,486	$31,053	$27,729	$1,348	$29,077

(1)    Goodwill and non-current provisions have been adjusted as set out in Note 18(c).

notes to condensed interim consolidated financial statements	(unaudited)

The effects of the transition to IFRS 15 on the line items in the preceding table are set out below:

	Amount of IFRS 15 effect (increase (decrease) in millions)
	Allocation of transaction price (affecting timing of revenue recognition)
				Amounts incurred to obtain or fulfill a contract with a customer
							Total
As at	June 30, 2018	Dec. 31, 2017	Jan. 1, 2017	June 30, 2018	Dec. 31, 2017	Jan. 1, 2017	June 30, 2018	Dec. 31, 2017	Jan. 1, 2017
Current assets
Accounts receivable	$(6)	$(9)	$(9)	$—	$—	$—	$(6)	$(9)	$(9)
Inventories	$2	$2	$2	$—	$—	$—	$2	$2	$2
Contract assets, net	$760	$757	$700	$—	$—	$—	$760	$757	$700
Prepaid expenses and other	$—	$—	$—	$240	$233	$210	$240	$233	$210
Non-current assets
Contract assets, net	$365	$396	$352	$—	$—	$—	$365	$396	$352
Other long-term assets	$—	$—	$—	$106	$107	$93	$106	$107	$93
Advance billings and customer deposits	$(147)	$(150)	$(153)	$—	$—	$—	$(147)	$(150)	$(153)
Deferred income taxes	$341	$349	$322	$94	$92	$82	$435	$441	$404
Retained earnings	$927	$947	$876	$252	$248	$221	$1,179	$1,195	$1,097

Previously, costs incurred to obtain or fulfill a contract with a customer were expensed as incurred. The new standard requires that such costs be capitalized and subsequently recognized as an expense over the life of the contract on a rational, systematic basis consistent with the pattern of the transfer of goods or services to which the asset relates.

Increases in the amount of costs capitalized in the period arising from contracts with customers entered into during the period are offset by the amortization of capitalized costs arising from contracts with customers entered into in previous periods.

Previously, a “limitation cap” constrained the recognition of revenue in a multiple element arrangement to an amount that was not contingent upon either delivering additional items or meeting other specified performance conditions. The new standard requires that amounts contingently billable and collectible in the future are to be recognized currently as revenue to the extent we have currently satisfied our performance obligations to the customer; this is the new standard’s most significant effect on us.

The difference between the revenue recognized currently and the amount currently collected/collectible is recognized on the statement of financial position as a contract asset.

The contract asset recorded at January 1, 2017, represents revenues that will not be, and have not been, reflected at any time in our periodic results of operations, but would have been if not for transitioning to the new standard; the effect of this “pulling forward” of revenues is expected to be somewhat muted by the composite ongoing inception, maturation and expiration of millions of multi-year contracts with our customers.

IFRS 15, Revenue from Contracts with Customers affected our Consolidated statements of cash flows as follows:

Three-month periods ended June 30 (millions except per share amounts)	2018			2017
	Excluding effects of IFRS 15	IFRS 15 effects	As currently reported	Excluding effects of IFRS 15	IFRS 15 effects	As currently reported
OPERATING ACTIVITIES
Net income [1]	$400	$(3)	$397	$386	$10	$396
Adjustments to reconcile net income to cash provided by operating activities:
Depreciation and amortization	559	—	559	526	—	526
Deferred income taxes	15	(1)	14	93	4	97
Share-based compensation expense, net	35	—	35	23	—	23
Net employee defined benefit plans expense	24	—	24	20	—	20
Employer contributions to employee defined benefit plans	(14)	—	(14)	(13)	—	(13)
Non-current contract assets	—	12	12	—	3	3
Other [1]	(64)	2	(62)	24	(6)	18
Net change in non-cash operating working capital	251	(10)	241	67	(11)	56
Cash provided by operating activities	$1,206	$—	$1,206	$1,126	$—	$1,126

(1)         For the three-month period ended June 30, 2017, net income and other reflect no change arising from the designation of financial assets as being accounted for either at fair value through net income or at fair value through other comprehensive income. Such designation of financial assets is required due to the retrospective implementation of IFRS 9, Financial Instruments.

notes to condensed interim consolidated financial statements	(unaudited)

Six-month periods ended June 30 (millions except per share amounts)	2018			2017
	Excluding effects of IFRS 15	IFRS 15 effects	As currently reported	Excluding effects of IFRS 15	IFRS 15 effects	As currently reported
OPERATING ACTIVITIES
Net income [1]	$825	$(16)	$809	$827	$(9)	$818
Adjustments to reconcile net income to cash provided by operating activities:
Depreciation and amortization	1,109	—	1,109	1,058	—	1,058
Deferred income taxes	27	(6)	21	186	(3)	183
Share-based compensation expense, net	53	—	53	39	—	39
Net employee defined benefit plans expense	49	—	49	41	—	41
Employer contributions to employee defined benefit plans	(35)	—	(35)	(35)	—	(35)
Non-current contract assets	—	31	31	—	6	6
Other [1]	(59)	1	(58)	5	1	6
Net change in non-cash operating working capital	75	(10)	65	(286)	5	(281)
Cash provided by operating activities	$2,044	$—	$2,044	$1,835	$—	$1,835

(1)         For the six-month period ended June 30, 2017, net income and other reflect no change arising from the designation of financial assets as being accounted for either at fair value through net income or at fair value through other comprehensive income. Such designation of financial assets is required due to the retrospective implementation of IFRS 9, Financial Instruments.

3                 capital structure financial policies

General

Our objective when managing capital is to maintain a flexible capital structure that optimizes the cost and availability of capital at acceptable risk.

In the management of capital and in its definition, we include common equity (excluding accumulated other comprehensive income), long-term debt (including long-term credit facilities, commercial paper backstopped by long-term credit facilities and any hedging assets or liabilities associated with long-term debt items, net of amounts recognized in accumulated other comprehensive income), cash and temporary investments, and short-term borrowings arising from securitized trade receivables.

We manage our capital structure and make adjustments to it in light of changes in economic conditions and the risk characteristics of our business. In order to maintain or adjust our capital structure, we may adjust the amount of dividends paid to holders of Common Shares, purchase Common Shares for cancellation pursuant to normal course issuer bids, issue new shares, issue new debt, issue new debt to replace existing debt with different characteristics and/or increase or decrease the amount of trade receivables sold to an arm’s-length securitization trust.

During 2018, our financial objectives, which are reviewed annually, were unchanged from 2017. We believe that our financial objectives are supportive of our long-term strategy.

We monitor capital utilizing a number of measures, including: net debt to earnings before interest, income taxes, depreciation and amortization (EBITDA*) — excluding restructuring and other costs ratio; coverage ratios; and dividend payout ratios. Through the course of fiscal 2018, we will monitor these measures excluding the effects of implementing IFRS 9 and IFRS 15 (see Note 2(a)).

Debt and coverage ratios

Net debt to EBITDA — excluding restructuring and other costs is calculated as net debt at the end of the period divided by 12-month trailing EBITDA — excluding restructuring and other costs. This measure, historically, is substantially similar to the leverage ratio covenant in our credit facilities. Net debt and EBITDA — excluding restructuring and other costs are measures that do not have any standardized meanings prescribed by IFRS-IASB and are therefore unlikely to be comparable to similar measures presented by other companies. The calculation of these measures is as set out in the following table. Net debt is one component of a ratio used to determine compliance with debt covenants.

* EBITDA does not have any standardized meaning prescribed by IFRS-IASB and is therefore unlikely to be comparable to similar measures presented by other issuers; we define EBITDA as operating revenues less goods and services purchased and employee benefits expense. We have issued guidance on, and report, EBITDA because it is a key measure that management uses to evaluate the performance of our business, and it is also utilized in measuring compliance with certain debt covenants.

notes to condensed interim consolidated financial statements	(unaudited)

		2018		2017
As at, or for the 12-month periods ended, June 30 ($ in millions)	Objective	As currently reported	Excluding effects of implementing IFRS 9 and IFRS 15 [1]
Components of debt and coverage ratios
Net debt [2]		$13,667	$13,667	$13,404
EBITDA — excluding restructuring and other costs [3]		$5,133	$5,030	$4,806
Net interest cost [4]		$589	$589	$560
Debt ratio
Net debt to EBITDA — excluding restructuring and other costs	2.00 – 2.50 [5]	2.66	2.72	2.79
Coverage ratios
Earnings coverage [6]		4.7	4.5	4.0
EBITDA — excluding restructuring and other costs interest coverage [7]		8.8	8.5	8.6

(1)         We have not recast comparative amounts for purposes of managing capital; as set out in Note 2(a), a practical expedient that we are using in transitioning to IFRS 15 is that we are not recasting for contracts that were completed as at January 1, 2017, or earlier. Accordingly, amounts prior to fiscal 2017 included in the comparative 12-month period ended June 30, 2017, have not been prepared on a basis including IFRS 9 and IFRS 15. For purposes of assessing results compared to the prior period, we have excluded the effects of implementing IFRS 9 and IFRS 15 from our fiscal 2018 results.

(2)         Net debt is calculated as follows:

As at June 30	Note	2018	2017
Long-term debt	26	$14,145	$13,544
Debt issuance costs netted against long-term debt		93	74
Derivative (assets) liabilities, net		63	64
Accumulated other comprehensive income amounts arising from financial instruments used to manage interest rate and currency risks associated with U.S. dollar-denominated long-term debt (excluding tax effects)		(64)	(7)
Cash and temporary investments, net		(683)	(371)
Short-term borrowings	22	113	100
Net debt		$13,667	$13,404

(3)         EBITDA — excluding restructuring and other costs is calculated as follows:

	As currently reported			Excluding effects of implementing IFRS 9 and IFRS 15
	EBITDA (Note 5)	Restructuring and other costs (Note 16)	EBITDA – excluding restructuring and other costs	EBITDA (Note 5)	Restructuring and other costs (Note 16)	EBITDA – excluding restructuring and other costs
	(adjusted – Note 2(c))
Add
Six-month period ended June 30, 2018	$2,520	$69	$2,589	$2,542	$73	$2,615
Year ended December 31, 2017	4,910	117	5,027	4,774	139	4,913
Deduct
Six-month period ended June 30, 2017	(2,443)	(40)	(2,483)	(2,455)	(43)	(2,498)
	$4,987	$146	$5,133	$4,861	$169	$5,030

(4)         Net interest cost is defined as financing costs, excluding employee defined benefit plans net interest, recoveries on long-term debt prepayment premium and repayment of debt, calculated on a 12-month trailing basis (expenses recorded for long-term debt prepayment premium, if any, are included in net interest cost).

(5)         Our long-term objective range for this ratio is 2.00 — 2.50 times. The ratio as at June 30, 2018, is outside the long-term objective range. We may permit, and have permitted, this ratio to go outside the objective range (for long-term investment opportunities), but will endeavour to return this ratio to within the objective range in the medium term, as we believe that this range is supportive of our long-term strategy. We are in compliance with our credit facilities leverage ratio covenant, which states that we may not permit our net debt to operating cash flow ratio to exceed 4.00:1.00 (see Note 26(d)); the calculation of the debt ratio is substantially similar to the calculation of the leverage ratio covenant in our credit facilities.

(6)         Earnings coverage is defined as net income before borrowing costs and income tax expense, divided by borrowing costs (interest on long-term debt; interest on short-term borrowings and other; long-term debt prepayment premium), and adding back capitalized interest.

(7)         EBITDA — excluding restructuring and other costs interest coverage is defined as EBITDA — excluding restructuring and other costs, divided by net interest cost. This measure is substantially similar to the coverage ratio covenant in our credit facilities.

Excluding the effects of implementing IFRS 9 and IFRS 15, net debt to EBITDA — excluding restructuring and other costs was 2.72 times as at June 30, 2018, down from 2.79 times one year earlier. The effect of the increase in net debt was exceeded by the effect of the growth in EBITDA — excluding restructuring and other costs. Excluding the effects of implementing IFRS 9 and IFRS 15, the earnings coverage ratio for the twelve-month period ended June 30, 2018, was 4.5 times, up from 4.0 times one year earlier. Higher borrowing costs reduced the ratio by 0.1 and an increase in income before borrowing costs and income taxes increased the ratio by 0.6. Excluding the effects of implementing IFRS 9 and IFRS 15, the EBITDA — excluding restructuring and other costs interest coverage ratio for the twelve-month period ended June 30, 2018, was 8.5 times, down from 8.6 times one year earlier. Growth in EBITDA — excluding restructuring and other costs increased the ratio by 0.4, while an increase in net interest costs reduced the ratio by 0.5.

notes to condensed interim consolidated financial statements	(unaudited)

Dividend payout ratio

The dividend payout ratio presented is a historical measure calculated as the sum of the last four quarterly dividends declared per Common Share, as recorded in the financial statements, divided by the sum of basic earnings per share for the most recent four quarters for interim reporting periods (divided by annual basic earnings per share if the reported amount is in respect of a fiscal year). The dividend payout ratio of adjusted net earnings presented, also a historical measure, differs in that it excludes the gain on exchange of wireless spectrum licences, net gains and equity income from real estate joint ventures, provisions related to business combinations, immediately vesting transformative compensation expense, long-term debt prepayment premium and income tax-related adjustments.

		2018		2017
For the 12-month periods ended June 30 ($ in millions)	Objective	As currently reported	Excluding effects of implementing IFRS 9 and IFRS 15
Dividend payout ratio	65%–75% [1]	77%	82%	91%
Dividend payout ratio of adjusted net earnings		77%	82%	78%

(1)         Our objective range for the dividend payout ratio is 65%—75% of sustainable earnings on a prospective basis; we currently expect that we will be within our target guideline on a prospective basis within the medium term. Adjusted net earnings attributable to Common Shares is calculated as follows:

	2018		2017
12-month periods ended June 30	As currently reported	Excluding effects of implementing IFRS 9 and IFRS 15
	(adjusted – Note 2(c))
Net income attributable to Common Shares	$1,556	$1,464	$1,241
Gain and net equity income related to real estate redevelopment project, after income taxes	1	1	(13)
Business acquisition-related provisions, after income taxes	(22)	(22)	8
Income tax-related adjustments	21	21	(19)
Immediately vesting transformative compensation expense, after income taxes	—	—	224
Adjusted net earnings attributable to Common Shares	$1,556	$1,464	$1,441

4                 financial instruments

(a)         Risks — overview

Our financial instruments, and the nature of certain risks to which they may be subject, are as set out in the following table.

Risks
Market risks
Financial instrument	Credit	Liquidity	Currency	Interest rate	Other price
Measured at amortized cost
Accounts receivable	X		X
Contract assets	X
Construction credit facilities advances to real estate joint venture				X
Short-term obligations		X	X	X
Accounts payable		X	X
Provisions (including restructuring accounts payable)		X	X		X
Long-term debt		X	X	X
Measured at fair value
Cash and temporary investments	X		X	X
Long-term investments (not subject to significant influence) [1]			X		X
Foreign exchange derivatives [2]	X	X	X
Share-based compensation derivatives [2]	X	X			X

(1)         Long-term investments over which we do not have significant influence are measured at fair value if those fair values can be reliably measured.

(2)         Use of derivative financial instruments is subject to a policy which requires that no derivative transaction is to be entered into for the purpose of establishing a speculative or leveraged position (the corollary being that all derivative transactions are to be entered into for risk management purposes only) and sets criteria for the creditworthiness of the transaction counterparties.

Derivative financial instruments

We apply hedge accounting to financial instruments used to establish hedge accounting relationships for U.S. dollar-denominated transactions and to fix the cost of some share-based compensation. We believe that our use of derivative financial instruments for hedging or arbitrage assists us in managing our financing costs and/or lessening the uncertainty associated with our financing or other business activities. Uncertainty associated with currency risk and other price risk is

notes to condensed interim consolidated financial statements	(unaudited)

lessened through our use of foreign exchange derivatives and share-based compensation derivatives that effectively swap currency exchange rates and share prices from floating rates and prices to fixed rates and prices. When entering into derivative financial instrument contracts, we seek to align the cash flow timing of the hedging items with that of the hedged items. The effects of the risk management strategy and its application are set out in (f) following.

(b)         Credit risk

Excluding credit risk, if any, arising from currency swaps settled on a gross basis, the best representation of our maximum exposure (excluding income tax effects) to credit risk, which is a worst-case scenario and does not reflect results we expect, is set out in the following table:

As at (millions)	June 30, 2018	December 31, 2017	January 1, 2017
		(adjusted – Note 2(c))	(Note 2(c))
Cash and temporary investments, net	$683	$509	$432
Accounts receivable	1,485	1,614	1,462
Contract assets	1,125	1,153	1,052
Derivative assets	35	24	17
	$3,328	$3,300	$2,963

Cash and temporary investments, net

Credit risk associated with cash and temporary investments is managed by ensuring that these financial assets are placed with: governments; major financial institutions that have been accorded strong investment grade ratings by a primary rating agency; and/or other creditworthy counterparties. An ongoing review evaluates changes in the status of counterparties.

Accounts receivable

Credit risk associated with accounts receivable is inherently managed by the size and diversity of our large customer base, which includes substantially all consumer and business sectors in Canada. We follow a program of credit evaluations of customers and limit the amount of credit extended when deemed necessary.

As at June 30, 2018, the weighted average age of customer accounts receivable was 29 days (December 31, 2017 — 26 days; January 1, 2017 — 26 days) and the weighted average age of past-due customer accounts receivable was 57 days (December 31, 2017 — 60 days; January 1, 2017 — 61 days). Accounts are considered past-due (in default) when the customers have failed to make the contractually required payments when due, which is generally within 30 days of the billing date. Any late payment charges are levied at an industry-based market or negotiated rate on outstanding non-current customer account balances.

As at (millions)	June 30, 2018			December 31, 2017			January 1, 2017
	Gross	Allowance	Net [1] (Note 6(b))	Gross	Allowance	Net [1] (Note 6(b))	Gross	Allowance	Net [1] (Note 6(b))
						(adjusted – Note 2(c))			(Note 2(c))
Customer accounts receivable, net of allowance for doubtful accounts
Less than 30 days past billing date	$771	$(10)	$761	$905	$(10)	$895	$899	$(11)	$888
30-60 days past billing date	262	(9)	253	185	(8)	177	185	(9)	176
61-90 days past billing date	73	(8)	65	60	(8)	52	44	(9)	35
More than 90 days past billing date	60	(19)	41	62	(17)	45	80	(25)	55
	$1,166	$(46)	$1,120	$1,212	$(43)	$1,169	$1,208	$(54)	$1,154

(1)       Net amounts represent customer accounts receivable for which an allowance had not been made as at the dates of the Consolidated statements of financial position.

We maintain allowances for lifetime expected credit losses related to doubtful accounts. Current economic conditions (including forward-looking macroeconomic data), historical information (including credit agency reports, if available), reasons for the accounts being past due and line of business from which the customer accounts receivable arose are all considered when determining whether to make allowances for past-due accounts. The same factors are considered when determining whether to write off amounts charged to the allowance for doubtful accounts against the customer accounts receivable; written off amounts charged to the customer accounts receivable allowance for doubtful accounts but were still subject to enforcement activity as at June 30, 2018, were $371 million (December 31, 2017 — $298 million;

notes to condensed interim consolidated financial statements	(unaudited)

January 1, 2017 — $231 million). The doubtful accounts expense is calculated on a specific-identification basis for customer accounts receivable above a specific balance threshold and on a statistically derived allowance basis for the remainder. No customer accounts receivable are written off directly to the doubtful accounts expense.

The following table presents a summary of the activity related to our allowance for doubtful accounts.

	Three months		Six months
Periods ended June 30 (millions)	2018	2017	2018	2017
Balance, beginning of period	$47	$50	$43	$54
Additions (doubtful accounts expense)	11	12	27	29
Accounts written off, net of recoveries	(13)	(14)	(27)	(35)
Other	1	2	3	2
Balance, end of period	$46	$50	$46	$50

Contract assets

Credit risk associated with contract assets is inherently managed by the size and diversity of our large customer base, which includes substantially all consumer and business sectors in Canada. We follow a program of credit evaluations of customers and limit the amount of credit extended when deemed necessary.

As at (millions)	June 30, 2018			December 31, 2017			January 1, 2017
	Gross	Allowance	Net (Note 6(c))	Gross	Allowance	Net (Note 6(c))	Gross	Allowance	Net (Note 6(c))
						(Note 2(c))			(Note 2(c))
Contract assets, net of impairment allowance
To be billed and thus reclassified to accounts receivable during:
The 12-month period ending one year hence	$958	$(51)	$907	$958	$(51)	$907	$901	$(48)	$853
The 12-month period ending two years hence	374	(20)	354	407	(22)	385	359	(21)	338
Thereafter	12	(1)	11	11	—	11	15	(1)	14
	$1,344	$(72)	$1,272	$1,376	$(73)	$1,303	$1,275	$(70)	$1,205

We maintain allowances for lifetime expected credit losses related to contract assets. Current economic conditions, historical information (including credit agency reports, if available), the line of business from which the contract asset arose are all considered when determining impairment allowances. The same factors are considered when determining whether to write off amounts charged to the impairment allowance for contract assets against contract assets

The following table presents a summary of the activity related to our contract asset impairment allowance.

	Three-month periods ended June 30		Six-month periods ended June 30		Year ended December 31,
(millions)	2018	2017	2018	2017	2017
Balance, beginning of period	$74	$73	$73	$—	$—
Transitional amount	—	—	—	70	70
Adjusted opening balance	74	73	73	70	70
Additions (impairment expense)	7	7	19	18	39
Other	(9)	(10)	(20)	(18)	(36)
Balance, end of period	$72	$70	$72	$70	$73

Derivative assets (and derivative liabilities)

Counterparties to our share-based compensation cash-settled equity forward agreements and foreign exchange derivatives are major financial institutions that have been accorded investment grade ratings by a primary credit rating agency. The total dollar amount of credit exposure under contracts with any one financial institution is limited and counterparties’ credit ratings are monitored. We do not give or receive collateral on swap agreements and hedging items due to our credit rating and those of our counterparties. While we are exposed to the risk of potential credit losses due to the possible non-performance of our counterparties, we consider this risk remote. Our derivative liabilities do not have credit risk-related contingent features.

notes to condensed interim consolidated financial statements	(unaudited)

(c)          Liquidity risk

As a component of our capital structure financial policies, discussed further in Note 3, we manage liquidity risk by:

•                  maintaining a daily cash pooling process that enables us to manage our available liquidity and our liquidity requirements according to our actual needs;

•                  maintaining an agreement to sell trade receivables to an arm’s-length securitization trust and bilateral bank facilities (Note 22), maintaining a commercial paper program (Note 26(c)) and maintain syndicated credit facilities (Note 26(d),(e));

•                  maintaining an in-effect shelf prospectus;

•                  continuously monitoring forecast and actual cash flows; and

•                  managing maturity profiles of financial assets and financial liabilities.

Our debt maturities in future years are as disclosed in Note 26(f). As at June 30, 2018, we could offer $2.5 billion of debt or equity securities pursuant to a shelf prospectus that is in effect until June 2020 (December 31, 2017 — $1.2 billion pursuant to a shelf prospectus that was in effect until April 2018). We believe that our investment grade credit ratings contribute to reasonable access to capital markets.

We closely match the contractual maturities of our derivative financial liabilities with those of the risk exposures they are being used to manage.

The expected maturities of our undiscounted financial liabilities do not differ significantly from the contractual maturities, other than as noted below. The contractual maturities of our undiscounted financial liabilities, including interest thereon (where applicable), are set out in the following tables:

	Non-derivative				Derivative
	Non-interest		Construction	Composite long-term debt
	bearing		credit facilities	Long-term	Currency swap agreement		Currency swap agreement
	financial	Short-term	commitment [2]	debt [1]	amounts to be exchanged [3]		amounts to be exchanged
As at June 30, 2018 (millions)	liabilities	borrowings [1]	(Note 21)	(Note 26)	(Receive)	Pay	(Receive)	Pay	Total
2018	$1,992	$102	$54	$1,333	$(45)	$44	$(313)	$301	$3,468
2019	144	13	—	564	(92)	89	(212)	206	712
2020	214	—	—	1,564	(92)	89	—	—	1,775
2021	108	—	—	1,563	(92)	89	—	—	1,668
2022	18	—	—	2,092	(92)	89	—	—	2,107
Thereafter	4	—	—	14,729	(3,839)	3,769	—	—	14,663
Total	$2,480	$115	$54	$21,845	$(4,252)	$4,169	$(525)	$507	$24,393
				Total (Note 26(f))		$21,762

(1)              Cash outflows in respect of interest payments on our short-term borrowings, commercial paper and amounts drawn under our credit facilities (if any) have been calculated based upon the interest rates in effect as at June 30, 2018. Maturities reflect the June 28, 2018, exercise of our right to early redeem, on August 1, 2018, all of our 5.05%, Series CG Notes (see Note 26(b)).

(2)              The drawdowns on the construction credit facilities are expected to occur as construction progresses through 2019.

(3)              The amounts included in undiscounted non-derivative long-term debt in respect of U.S. dollar-denominated long-term debt, and the corresponding amounts in the long-term debt currency swaps receive column, have been determined based upon the currency exchange rates in effect as at June 30, 2018. The hedged U.S. dollar-denominated long-term debt contractual amounts at maturity, in effect, are reflected in the long-term debt currency swaps pay column as gross cash flows are exchanged pursuant to the currency swap agreements.

	Non-derivative				Derivative
	Non-interest		Construction	Composite long-term debt
	bearing		credit facilities	Long-term	Currency swap agreement		Currency swap agreement
As at December 31, 2017	financial	Short-term	commitment [2]	debt [1]	amounts to be exchanged [3]		amounts to be exchanged
(millions)	liabilities	borrowings [1]	(Note 21)	(Note 26)	(Receive)	Pay	(Receive)	Pay	Total
2018	$2,232	$103	$67	$1,928	$(1,188)	$1,206	$(545)	$557	$4,360
2019	40	—	—	1,531	(44)	46	—	—	1,573
2020	19	—	—	1,480	(44)	46	—	—	1,501
2021	95	—	—	1,480	(44)	46	—	—	1,577
2022	18	—	—	1,913	(44)	46	—	—	1,933
Thereafter	16	—	—	11,430	(1,591)	1,679	—	—	11,534
Total	$2,420	$103	$67	$19,762	$(2,955)	$3,069	$(545)	$557	$22,478
				Total		$19,876

(1)              Cash outflows in respect of interest payments on our short-term borrowings, commercial paper and amounts drawn under our credit facilities (if any) have been calculated based upon the interest rates in effect as at December 31, 2017

(2)              The drawdowns on the construction credit facilities are expected to occur as construction progresses through 2019.

(3)              The amounts included in undiscounted non-derivative long-term debt in respect of U.S. dollar-denominated long-term debt, and the corresponding amounts in the long-term debt currency swaps receive column, have been determined based upon the currency exchange rates in effect as at December 31, 2017. The hedged U.S. dollar-denominated long-term debt contractual amounts at maturity, in effect, are reflected in the long-term debt currency swaps pay column as gross cash flows are exchanged pursuant to the currency swap agreements.

notes to condensed interim consolidated financial statements	(unaudited)

(d)         Market risks

Net income and other comprehensive income for the six-month periods ended June 30, 2018 and 2017, could have varied if the Canadian dollar: U.S. dollar exchange rate and our Common Share price varied by reasonably possible amounts from their actual statement of financial position date amounts.

The sensitivity analysis of our exposure to currency risk at the reporting date has been determined based upon a hypothetical change taking place at the relevant statement of financial position date. The U.S. dollar-denominated balances and derivative financial instrument notional amounts as at the statement of financial position dates have been used in the calculations.

The sensitivity analysis of our exposure to other price risk arising from share-based compensation at the reporting date has been determined based upon a hypothetical change taking place at the relevant statement of financial position date. The relevant notional number of Common Shares at the statement of financial position date, which includes those in the cash-settled equity swap agreements, has been used in the calculations.

Income tax expense, which is reflected net in the sensitivity analysis, reflects the applicable statutory income tax rates for the reporting periods.

Six-month periods ended June 30	Net income		Other comprehensive income		Comprehensive income
(increase (decrease) in millions)	2018	2017	2018	2017	2018	2017
Reasonably possible changes in market risks [1]
10% change in C$: US$ exchange rate
Canadian dollar appreciates	$—	$(1)	$(17)	$(13)	$(17)	$(14)
Canadian dollar depreciates	$—	$1	$17	$17	$17	$18
25 basis point change in interest rate
Interest rates increase	$—	$(1)	$4	$1	$4	$—
Interest rates decrease	$—	$1	$(3)	$—	$(3)	$1
25% [2] change in Common Share price [3]
Price increases	$(15)	$(9)	$20	$20	$5	$11
Price decreases	$23	$8	$(20)	$(20)	$(3)	$(12)

(1)         These sensitivities are hypothetical and should be used with caution. Changes in net income and/or other comprehensive income generally cannot be extrapolated because the relationship of the change in assumption to the change in net income and/or other comprehensive income may not be linear. In this table, the effect of a variation in a particular assumption on the amount of net income and/or other comprehensive income is calculated without changing any other factors; in reality, changes in one factor may result in changes in another, which might magnify or counteract the sensitivities.

The sensitivity analysis assumes that we would realize the changes in exchange rates; in reality, the competitive marketplace in which we operate would have an effect on this assumption.

No consideration has been made for a difference in the notional number of Common Shares associated with share-based compensation awards made during the reporting period that may have arisen due to a difference in the Common Share price.

(2)         To facilitate ongoing comparison of sensitivities, a constant variance of approximate magnitude has been used. Reflecting a six-month data period and calculated on a monthly basis, the volatility of our Common Share price as at June 30, 2018, was 7.7% (2017 – 5.5%).

(3)         The hypothetical effects of changes in the price of our Common Shares are restricted to those which would arise from our share-based compensation awards that are accounted for as liability instruments and the associated cash-settled equity swap agreements.

(e)          Fair values

General

The carrying values of cash and temporary investments, accounts receivable, short-term obligations, short-term borrowings, accounts payable and certain provisions (including restructuring provisions) approximate their fair values due to the immediate or short-term maturity of these financial instruments. The fair values are determined directly by reference to quoted market prices in active markets.

The fair values of our investment financial assets are based on quoted market prices in active markets or other clear and objective evidence of fair value.

The fair value of our long-term debt is based on quoted market prices in active markets.

The fair values of the derivative financial instruments we use to manage our exposure to currency risk are estimated based on quoted market prices in active markets for the same or similar financial instruments or on the current rates offered to us for financial instruments of the same maturity, as well as discounted future cash flows determined using current rates for similar financial instruments of similar maturities subject to similar risks (such fair value estimates being largely based on the Canadian dollar: U.S. dollar forward exchange rate as at the statement of financial position dates).

The fair values of the derivative financial instruments we use to manage our exposure to increases in compensation costs arising from certain forms of share-based compensation are based on fair value estimates of the related cash-settled equity forward agreements provided by the counterparty to the transactions (such fair value estimates being largely based on our Common Share price as at the statement of financial position dates).

notes to condensed interim consolidated financial statements	(unaudited)

Derivative

The derivative financial instruments that we measure at fair value on a recurring basis subsequent to initial recognition are set out in the following table.

As at (millions)	June 30, 2018					December 31, 2017
	Designation	Maximum maturity date	Notional amount	Fair value [1] and carrying value	Price or rate	Maximum maturity date	Notional amount	Fair value [1] and carrying value	Price or rate
Current Assets [2]
Derivatives used to manage
Currency risks arising from U.S. dollar-denominated purchases	HFH [3]	2019	$361	$17	US$1.00: C$1.25	2018	$110	$2	US$1.00: C$1.24
Currency risks arising from U.S. dollar revenues	HFT [4]	2019	$1	—	US$1.00: C$1.32	2018	$71	1	US$1.00: C$1.25
Changes in share-based compensation costs (Note 14(b))	HFH [3]	2018	$76	12	$41.07	2018	$73	14	$40.91
Currency risks arising from U.S. dollar-denominated long-term debt (Note 26(b)-(c))	HFH [3]	2018	$3	—	US$1.00: C$1.28	2018	$124	1	US$1.00: C$1.24
Interest rate risk associated with non-fixed rate credit facility amounts drawn (Note 26(e))	HFH [3]	2019	$8	—	2.64%	—	$—	—	—
				$29				$18
Other Long-Term Assets [2]
Derivatives used to manage
Changes in share-based compensation costs (Note 14(b))	HFH [3]	2020	$132	$6	$47.08	2019	$63	$6	$45.46
Interest rate risk associated with non-fixed rate credit facility amounts drawn (Note 26(e))	HFH [3]	2022	$144	—	2.64%	—	$—	—	—
				$6				$6
Current Liabilities [2]
Derivatives used to manage
Currency risks arising from U.S. dollar-denominated purchases	HFH [3]	2019	$28	$—	US$1.00: C$1.32	2018	$376	$14	US$1.00: C$1.30
Currency risks arising from U.S. dollar revenues	HFT [4]	2019	$117	3	US$1.00: C$1.32	—	$—	—	—
Currency risks arising from U.S. dollar-denominated long-term debt (Note 26(b)-(c))	HFH [3]	—	$—	—	—	2018	$1,036	18	US$1.00: C$1.28
Interest rate risk associated with planned refinancing of debt maturing	HFH [3]	—	$—	—	—	2018	$300	1	2.14%, GOC 10-year term
				$3				$33
Other Long-Term Liabilities [2]
Derivatives used to manage
Currency risks arising from U.S. dollar-denominated long-term debt (Note 26(b)-(c))	HFH [3]	2048	$4,166	$63	US$1.00: C$1.29	2027	$1,910	$76	US$1.00: C$1.32

(1)             Fair value measured at reporting date using significant other observable inputs (Level 2).

(2)             Derivative financial assets and liabilities are not set off.

(3)             Designated as held for hedging (HFH) upon initial recognition (cash flow hedging item); hedge accounting is applied.

Unless otherwise noted, hedge ratio is 1:1 and is established by assessing the degree of matching between the notional amounts of hedging items and the notional amounts of the associated hedged items.

(4)             Designated as held for trading (HFT), and classified as fair value through net income, upon initial recognition; hedge accounting is not applied.

Non-derivative

Our long-term debt, which is measured at amortized cost, and the fair value thereof, are set out in the following table.

As at (millions)	June 30, 2018		December 31, 2017
	Carrying value	Fair value	Carrying value	Fair value
Long-term debt (Note 26)	$14,145	$14,568	$13,660	$14,255

notes to condensed interim consolidated financial statements	(unaudited)

(f)           Recognition of derivative gains and losses

The following table sets out the gains and losses, excluding income tax effects, arising from derivative instruments that are classified as cash flow hedging items and their location within the Consolidated statements of income and other comprehensive income.

Credit risk associated with such derivative instruments, as discussed further in (b), would be the primary source of hedge ineffectiveness. There was no ineffective portion of derivative instruments classified as cash flow hedging items for the periods presented.

		Amount of gain (loss) recognized in other comprehensive income		Gain (loss) reclassified from other comprehensive income to income (effective portion) (Note 11)
		(effective portion) (Note 11)			Amount
Periods ended June 30 (millions)	Note	2018	2017	Location	2018	2017
THREE-MONTHS
Derivatives used to manage currency risks
Arising from U.S. dollar-denominated purchases		$6	$(10)	Goods and services purchased	$(1)	$4
Arising from U.S. dollar-denominated long-term debt	26(b)-(c)	15	(19)	Financing costs	53	(54)
		21	(29)		52	(50)
Derivatives used to manage other market risk
Changes in share-based compensation costs	14(b)	8	9	Employee benefits expense	5	4
		$29	$(20)		$57	$(46)
SIX-MONTHS
Derivatives used to manage currency risks
Arising from U.S. dollar-denominated purchases		$19	$(12)	Goods and services purchased	$(6)	$5
Arising from U.S. dollar-denominated long-term debt	26(b)-(c)	58	(38)	Financing costs	120	(65)
		77	(50)		114	(60)
Derivatives used to manage other market risk
Changes in share-based compensation costs	14(b)	(1)	9	Employee benefits expense	2	5
		$76	$(41)		$116	$(55)

The following table sets out the gains and losses arising from derivative instruments that are classified as held for trading and that are not designated as being in a hedging relationship, and their location within the Consolidated statements of income and other comprehensive income.

		Gain (loss) recognized in income on derivatives
		Three months		Six months
Periods ended June 30 (millions)	Location	2018	2017	2018	2017
Derivatives used to manage currency risks	Financing costs	$1	$2	$—	$4

5                 segment information

General

Operating segments are components of an entity that engage in business activities from which they earn revenues and incur expenses (including revenues and expenses related to transactions with the other component(s)), the operations for which can be clearly distinguished and for which the operating results are regularly reviewed by a chief operating decision-maker to make resource allocation decisions and to assess performance.

A significant judgment we make is in respect of distinguishing between our wireless and wireline operations and cash flows (and this extends to allocations of both direct and indirect expenses and of capital expenditures). The clarity of such distinction has been increasingly affected by the convergence and integration of our wireless and wireline telecommunications infrastructure and technology. The continued build-out of our technology-agnostic fibre-optic infrastructure, in combination with converged edge technology, has significantly affected this judgment, as has the commercialization of fixed-wireless telecommunications solutions for customers and the consolidation of our non-customer facing operations. As a result, it has become increasingly impractical and difficult to objectively and clearly distinguish between our wireless and wireline operations and cash flows.

As we do not currently aggregate operating segments, our reportable segments as at June 30, 2018, are also wireless and wireline. The wireless segment includes network revenues and equipment sales arising from mobile technologies. The wireline segment includes data revenues (which include Internet protocol; television; hosting, managed information technology and cloud-based services; customer care and business services contracting (formerly business process

notes to condensed interim consolidated financial statements	(unaudited)

outsourcing); certain healthcare solutions; and home and business security), voice and other telecommunications services revenues (excluding wireless arising from mobile technologies), and equipment sales. Segmentation has been based on similarities in technology (mobile versus fixed), the technical expertise required to deliver the service and products, customer characteristics, the distribution channels used and regulatory treatment. Intersegment sales are recorded at the exchange value, which is the amount agreed to by the parties.

The segment information regularly reported to our Chief Executive Officer (our chief operating decision-maker), and the reconciliations thereof to our products and services view of revenues, revenues and income before income taxes, are set out in the following table.

Three-month periods ended	Wireless		Wireline		Eliminations		Consolidated
June 30 (millions)	2018	2017	2018	2017	2018	2017	2018	2017
		(adjusted – Note 2(c))		(adjusted – Note 2(c))				(adjusted – Note 2(c))
Operating revenues
External revenues
Service	$1,503	$1,464	$1,450	$1,346	$—	$—	$2,953	$2,810
Equipment	418	401	69	55	—	—	487	456
Revenues arising from contracts with customers	1,921	1,865	1,519	1,401	—	—	3,440	3,266
Other operating income	8	(2)	5	16	—	—	13	14
	1,929	1,863	1,524	1,417	—	—	3,453	3,280
Intersegment revenues	12	11	50	52	(62)	(63)	—	—
	$1,941	$1,874	$1,574	$1,469	$(62)	$(63)	$3,453	$3,280
EBITDA [1]	$844	$800	$407	$408	$—	$—	$1,251	$1,208
CAPEX, excluding spectrum licences [2]	$243	$259	$548	$551	$—	$—	$791	$810
					Operating revenues — external (above)		$3,453	$3,280
					Goods and services purchased		1,491	1,423
					Employee benefits expense		711	649
					EBITDA (above)		1,251	1,208
					Depreciation		411	391
					Amortization		148	135
					Operating income		692	682
					Financing costs		150	142
					Income before income taxes		$542	$540

notes to condensed interim consolidated financial statements	(unaudited)

Six-month periods ended June 30	Wireless		Wireline		Eliminations		Consolidated
(millions)	2018	2017	2018	2017	2018	2017	2018	2017
		(adjusted – Note 2(c))		(adjusted – Note 2(c))				(adjusted – Note 2(c))
Operating revenues
External revenues
Service	$2,982	$2,885	$2,857	$2,687	$—	$—	$5,839	$5,572
Equipment	822	750	130	114	—	—	952	864
Revenues arising from contracts with customers	3,804	3,635	2,987	2,801	—	—	6,791	6,436
Other operating income	15	—	24	27	—	—	39	27
	3,819	3,635	3,011	2,828	—	—	6,830	6,463
Intersegment revenues	23	22	102	104	(125)	(126)	—	—
	$3,842	$3,657	$3,113	$2,932	$(125)	$(126)	$6,830	$6,463
EBITDA [1]	$1,680	$1,597	$840	$846	$—	$—	$2,520	$2,443
CAPEX, excluding spectrum licences [2]	$425	$508	$1,016	$1,026	$—	$—	$1,441	$1,534
					Operating revenues — external (above)		$6,830	$6,463
					Goods and services purchased		2,899	2,747
					Employee benefits expense		1,411	1,273
					EBITDA (above)		2,520	2,443
					Depreciation		822	793
					Amortization		287	265
					Operating income		1,411	1,385
					Financing costs		306	280
					Income before income taxes		$1,105	$1,105

(1)         Earnings before interest, income taxes, depreciation and amortization (EBITDA) does not have any standardized meaning prescribed by IFRS-IASB and is therefore unlikely to be comparable to similar measures presented by other issuers; we define EBITDA as operating revenues less goods and services purchased and employee benefits expense. We have issued guidance on, and report, EBITDA because it is a key measure that management uses to evaluate the performance of our business, and it is also utilized in measuring compliance with certain debt covenants.

(2)         Total capital expenditures (CAPEX); see Note 31(a) for a reconciliation of capital expenditures, excluding spectrum licences to cash payments for capital assets, excluding spectrum licences reported in the Consolidated statements of cash flows.

notes to condensed interim consolidated financial statements	(unaudited)

6                 revenue from contracts with customers

(a)         Revenues

In the determination of the minimum transaction prices in contracts with customers, amounts are allocated to fulfilling, or completion of fulfilling, future contracted performance obligations. Largely, these unfulfilled, or partially unfulfilled, future contracted performance obligations are in respect of services to be provided over the duration of the contract. The following table sets out our aggregate estimated minimum transaction prices allocated to remaining unfulfilled, or partially unfulfilled, future contracted performance obligations and the timing of when we might expect to recognize the associated revenues; actual amounts could differ from these estimates due to a variety of factors including the unpredictable nature of: customer behaviour, industry regulation; the economic environments in which we operate; and competitor behaviour.

As at (millions)	June 30, 2018	December 31, 2017
Estimated minimum transaction price allocated to remaining unfulfilled, or partially unfulfilled, performance obligations to be recognized as revenue in a future period [1,2]
During the 12-month period ending one year hence	$2,107	$2,075
During the 12-month period ending two years hence	829	856
Thereafter	23	24
	$2,959	$2,955

(1)         Excludes constrained variable consideration amounts, amounts arising from contracts originally expected to have a duration of one year or less and, as a permitted practical expedient, amounts arising from contracts that are not affected by revenue recognition timing differences arising from transaction price allocation or in which we may recognize and bill revenue in an amount that corresponds directly with our completed performance obligations.

(2)         IFRS-IASB requires the explanation of when we expect to recognize as revenue the amounts disclosed as the estimated minimum transaction price allocated to remaining unfulfilled, or partially unfulfilled, performance obligations. The estimated amounts disclosed are based upon contractual terms and maturities. Actual minimum transaction price revenues recognized, and the timing thereof, will differ from these estimates primarily due to the frequency with which the actual durations of contracts with customers do not match their contractual maturities.

Incremental accounting policy disclosure due to initial application of IFRS 15 (see Note 2)

We use the following revenue accounting practical expedients provided for in IFRS 15, Revenue from Contracts with Customers:

•                  No adjustment of the contracted amount of consideration for the effects of financing components when at the inception of the contract we expect that the effect of the financing component is not significant at the individual contract level.

•                  No deferral of contract acquisition costs when the amortization period for such costs would be one year or less.

•                  When estimating minimum transaction prices allocated to remaining unfulfilled, or partially unfulfilled, performance obligations, exclusion of amounts arising from contracts originally expected to have a duration of one year or less as well as amounts arising from contracts in which we may recognize and bill revenue in an amount that corresponds directly with our completed performance obligations.

(b)         Accounts receivable

As at (millions)	Note	June 30, 2018	December 31, 2017	January 1, 2017
Customer accounts receivable
As reported		$1,166	$1,221	$1,217
Transitional amount	2(c)	—	(9)	(9)
As adjusted		1,166	1,212	1,208
Accrued receivables — customer		192	143	131
Allowance for doubtful accounts	4(b)	(46)	(43)	(54)
		1,312	1,312	1,285
Accrued receivables — other		173	302	177
		$1,485	$1,614	$1,462

notes to condensed interim consolidated financial statements	(unaudited)

(c)          Contract assets

	Three-month periods		Six-month periods		Year ended
	ended June 30		ended June 30		December 31,
(millions)	2018	2017	2018	2017	2017
Balance, beginning of period	$1,279	$1,184	$1,303	$—	$—
Transitional amount (Note 2(c))	—	—	—	1,205	1,205
Adjusted opening balance	1,279	1,184	1,303	1,205	1,205
Net additions arising from operations	303	292	584	548	1,270
Amounts billed in period and thus reclassified to accounts receivable [1]	(313)	(287)	(617)	(561)	(1,166)
Change in impairment allowance, net (Note 4(b))	2	3	1	—	(3)
Other	1	(1)	1	(1)	(3)
Balance, end of period	$1,272	$1,191	$1,272	$1,191	$1,303
To be billed and thus reclassified to accounts receivable during:
The 12-month period ending one year hence			$907	$845	$907
The 12-month period ending two years hence			354	332	385
Thereafter			11	14	11
Balance, end of period			$1,272	$1,191	$1,303
Reconciliation of contract assets presented in the consolidated statements of financial position — current
Gross contract assets			$907	$845	$907
Reclassification to contract liabilities for contracts with contract assets less than contract liabilities (Note 24)			(5)	(5)	(4)
Reclassification from contract liabilities for contracts with contract liabilities less than contract assets (Note 24)			(142)	(143)	(146)
			$760	$697	$757

(1)       For the three-month period ended June 30, 2018, amounts billed in the period for our wireless segment and reclassified to accounts receivable were $287 (2017 — $259). For the six-month period ending June 30, 2018, amounts billed in the period for our wireless segment and reclassified to accounts receivable were $567 (2017 — $509; year ended December 31, 2017 — $1,060).

Incremental accounting policy disclosure due to initial application of IFRS 15 (see Note 2)

Contract assets

Many of our multiple element arrangements arise from bundling the sale of equipment (e.g. a wireless handset) with a contracted service period. Although the customer receives the equipment at contract inception and the revenue from the associated completed performance obligation is recognized at that time, the customer’s payment for the equipment will effectively be received rateably over the contracted service period to the extent it is not received as a lump-sum amount at contract inception. The difference between the equipment revenue recognized and the associated amount cumulatively billed to the customer is recognized on the consolidated statements of financial position as a contract asset.

Contract assets may also arise in instances where we give consideration to a customer.

•      Some forms of consideration given to a customer, effectively at contract inception, such as rebates (including prepaid non-bank cards) and/or equipment, are considered performance obligations in a multiple element arrangement. Although the performance obligation is satisfied at contract inception, the customer’s payment associated with the performance obligation will effectively be received rateably over the associated contracted service period. The difference between revenue arising from the satisfied performance obligation and the associated amount cumulatively reflected in the billings to the customer is recognized on the consolidated statements of financial position as a contract asset.

•      Other forms of consideration given to a customer effectively provided at contract inception or over a period of time, such as discounts (including prepaid bank cards), may result in us receiving no identifiable, separable benefit and are not considered performance obligations. Such consideration is recognized as a reduction of revenue rateably over the term of the contract. The difference between the consideration provided and the associated amount recognized as a reduction of revenue is recognized on the consolidated statements of financial position as a contract asset.

7                 other operating income

		Three months		Six months
Periods ended June 30 (millions)	Note	2018	2017	2018	2017
Government assistance, including deferral account amortization		$6	$7	$12	$14
Investment income, gain (loss) on disposal of assets and other		7	7	26	13
Interest income	21(c)	—	—	1	—
		$13	$14	$39	$27

notes to condensed interim consolidated financial statements	(unaudited)

8                 employee benefits expense

		Three months		Six months
Periods ended June 30 (millions)	Note	2018	2017	2018	2017
			(adjusted – Note 2(c))		(adjusted – Note 2(c))
Employee benefits expense — gross
Wages and salaries		$694	$645	$1,377	$1,279
Share-based compensation	14	41	36	68	61
Pensions — defined benefit	15(a)	24	20	49	41
Pensions — defined contribution	15(b)	20	21	44	44
Restructuring costs	16(a)	23	11	51	11
Other		39	37	79	77
		841	770	1,668	1,513
Capitalized internal labour costs, net
Contract acquisition costs	20
Capitalized		(9)	(10)	(23)	(21)
Amortized		11	13	23	25
Contract fulfilment costs	20
Capitalized		(1)	(1)	(2)	(2)
Amortized		1	1	2	1
Property, plant and equipment		(87)	(84)	(171)	(164)
Intangible assets subject to amortization		(45)	(40)	(86)	(79)
		(130)	(121)	(257)	(240)
		$711	$649	$1,411	$1,273

Incremental accounting policy disclosure due to initial application of IFRS 15 (see Note 2)

Judgments — revenue

In respect of revenue-generating transactions, we must make judgments that affect the timing of the recognition of revenue and some associated expenses.

•                  We compensate third-party re-sellers and our employees for generating revenues, and we must exercise judgment as to whether such sales-based compensation amounts are costs incurred to obtain contracts with customers that should be capitalized (see Note 20). We believe that compensation amounts tangentially attributable to obtaining a contract with the customer, because the amount of such compensation could be affected in ways other than by simply obtaining that contract, should be expensed as incurred; compensation amounts directly attributable to obtaining a contract with a customer should be capitalized and subsequently amortized on a systematic basis consistent with the satisfaction of our associated performance obligations.

Judgment must also be exercised in the capitalization of costs incurred to fulfill revenue generating contracts with customers. Such fulfilment costs are those incurred to set-up, activate or otherwise implement services involving access to, or usage of, our telecommunications infrastructure that would not otherwise be capitalized as property, plant and equipment and intangible assets (see Note 20).

9                 financing costs

		Three months		Six months
Periods ended June 30 (millions)	Note	2018	2017	2018	2017
Interest expense
Interest on long-term debt		$151	$140	$295	$278
Interest on short-term borrowings and other		(1)	1	1	2
Interest accretion on provisions	25	6	3	10	6
		156	144	306	286
Employee defined benefit plans net interest	15(a)	3	2	7	3
Foreign exchange		(6)	(3)	(2)	(8)
		153	143	311	281
Interest income		(3)	(1)	(5)	(1)
		$150	$142	$306	$280

notes to condensed interim consolidated financial statements	(unaudited)

10          income taxes

	Three months		Six months
Periods ended June 30 (millions)	2018	2017	2018	2017
		(adjusted – Note 2(c))		(adjusted – Note 2(c))
Current income tax expense
For the current reporting period	$139	$120	$283	$183
Adjustments recognized in the current period for income taxes of prior periods	(8)	(73)	(8)	(79)
	131	47	275	104
Deferred income tax expense (recovery)
Arising from the origination and reversal of temporary differences	6	25	13	105
Adjustments recognized in the current period for income taxes of prior periods	8	72	8	78
	14	97	21	183
	$145	$144	$296	$287

Our income tax expense and effective income tax rate differ from those calculated by applying the applicable statutory rates for the following reasons:

Periods ended June 30 ($ in millions)	2018		2017
			(adjusted – Note 2(c))
THREE MONTH
Income taxes computed at applicable statutory rates	$147	27.2%	$145	26.9%
Adjustments recognized in the current period for income taxes of prior periods	—	—	(1)	(0.2)
Other	(2)	(0.5)	—	—
Income tax expense per Consolidated statements of income and other comprehensive income	$145	26.7%	$144	26.7%
SIX-MONTH
Income taxes computed at applicable statutory rates	$299	27.1%	$295	26.7%
Adjustments recognized in the current period for income taxes of prior periods	—	—	(1)	(0.1)
Other	(3)	(0.4)	(7)	(0.7)
Income tax expense per Consolidated statements of income and other comprehensive income	$296	26.7%	$287	25.9%

notes to condensed interim consolidated financial statements	(unaudited)

11          other comprehensive income

	Items that may subsequently be reclassified to income								Item never reclassified to income		Item never reclassified to income
	Change in unrealized fair value of derivatives designated as cash flow hedges in current period (Note 4(f))
	Derivatives used to manage currency risks			Derivatives used to manage other market risk				Cumulative	Change in
Periods ended June 30 (millions)	Gains (losses) arising	Prior period (gains) losses transferred to net income	Total	Gains (losses) arising	Prior period (gains) losses transferred to net income	Total	Total	foreign currency translation adjustment	measurement of investment financial assets	Accumulated other comp. income	Employee defined benefit plan re-measurements	Other comp. income
THREE-MONTH
Accumulated balance as at April 1, 2017			$(30)			$1	$(29)	$51	$11	$33
Other comprehensive income (loss)
Amount arising	$(29)	$50	21	$9	$(4)	5	26	—	2	28	$26	$54
Income taxes	$(2)	$8	6	$2	$(1)	1	7	—	—	7	8	15
Net			15			4	19	—	2	21	$18	$39
Accumulated balance as at June 30, 2017			$(15)			$5	$(10)	$51	$13	$54
Accumulated balance as at April 1, 2018			$(12)			$4	$(8)	$49	$1	$42
Other comprehensive income (loss)
Amount arising	$21	$(52)	(31)	$8	$(5)	3	(28)	(17)	—	(45)	$143	$98
Income taxes	$—	$(7)	(7)	$2	$(1)	1	(6)	—	—	(6)	38	32
Net			(24)			2	(22)	(17)	—	(39)	$105	$66
Accumulated balance as at June 30, 2018			$(36)			$6	$(30)	$32	$1	$3

notes to condensed interim consolidated financial statements	(unaudited)

	Items that may subsequently be reclassified to income								Item never reclassified to income		Item never reclassified to income
	Change in unrealized fair value of derivatives designated as cash flow hedges in current period (Note 4(f))
	Derivatives used to manage currency risks			Derivatives used to manage other market risk				Cumulative	Change in
Periods ended June 30 (millions)	Gains (losses) arising	Prior period (gains) losses transferred to net income	Total	Gains (losses) arising	Prior period (gains) losses transferred to net income	Total	Total	foreign currency translation adjustment	measurement of investment financial assets	Accumulated other comp. income	Employee defined benefit plan re-measurements	Other comp. income
SIX-MONTH
Accumulated balance as at January 1, 2017
As previously reported			$(22)			$2	$(20)	$48	$16	$44
IFRS 9, Financial Instruments transitional amount (Note 2(a))			—			—	—	—	(3)	(3)
As adjusted			(22)			2	(20)	48	13	41
Other comprehensive income (loss)
Amount arising	$(50)	$60	10	$9	$(5)	4	14	3	—	17	$118	$135
Income taxes	$(6)	$9	3	$2	$(1)	1	4	—	—	4	32	36
Net			7			3	10	3	—	13	$86	$99
Accumulated balance as at June 30, 2017			$(15)			$5	$(10)	$51	$13	$54
Accumulated balance as at January 1, 2018
As previously reported			$(9)			$8	$(1)	$53	$5	$57
IFRS 9, Financial Instruments transitional amount (Note 2(a))			—			—	—	—	(4)	(4)
As adjusted			(9)			8	(1)	53	1	53
Other comprehensive income (loss)
Amount arising	$77	$(114)	(37)	$(1)	$(2)	(3)	(40)	(21)	—	(61)	$81	$20
Income taxes	$10	$(20)	(10)	$(1)	$—	(1)	(11)	—	—	(11)	19	8
Net			(27)			(2)	(29)	(21)	—	(50)	$62	$12
Accumulated balance as at June 30, 2018			$(36)			$6	$(30)	$32	$1	$3
Attributable to:
Common Shares										$6
Non-controlling interests										(3)
										$3

notes to condensed interim consolidated financial statements	(unaudited)

12          per share amounts

Basic net income per Common Share is calculated by dividing net income attributable to Common Shares by the total weighted average number of Common Shares outstanding during the period. Diluted net income per Common Share is calculated to give effect to share option awards and restricted stock units.

The following table presents the reconciliations of the denominators of the basic and diluted per share computations. Net income was equal to diluted net income for all periods presented.

	Three months		Six months
Periods ended June 30 (millions)	2018	2017	2018	2017
Basic total weighted average number of Common Shares outstanding	596	592	595	591
Effect of dilutive securities
Share option awards	—	1	—	1
Diluted total weighted average number of Common Shares outstanding	596	593	595	592

For the three-month and six-month periods ended June 30, 2018 and 2017, no outstanding TELUS Corporation share option awards were excluded in the computation of diluted net income per Common Share.

13          dividends per share

(a)         Dividends declared

Six-month periods ended June 30
(millions except per share
amounts)	2018				2017
	Declared		Paid to		Declared		Paid to
Common Share dividends	Effective	Per share	shareholders	Total	Effective	Per share	shareholders	Total
Quarter 1 dividend	Mar. 9, 2018	$0.5050	Apr. 2, 2018	$299	Mar. 10, 2017	$0.4800	Apr. 3, 2017	$283
Quarter 2 dividend	Jun. 8, 2018	0.5250	Jul. 3, 2018	315	Jun. 9, 2017	0.4925	Jul. 4, 2017	293
		$1.0300		$614		$0.9725		$576

On August 2, 2018, the Board of Directors declared a quarterly dividend of $0.5250 per share on our issued and outstanding Common Shares payable on October 1, 2018, to holders of record at the close of business on September 10, 2018. The final amount of the dividend payment depends upon the number of Common Shares issued and outstanding at the close of business on September 10, 2018.

(b)         Dividend Reinvestment and Share Purchase Plan

We have a Dividend Reinvestment and Share Purchase Plan under which eligible holders of Common Shares may acquire additional Common Shares by reinvesting dividends and by making additional optional cash payments to the trustee. In respect of Common Shares whose eligible shareholders have elected to participate in the plan, dividends declared during the three-month and six-month periods ended June 30, 2018, $14 million (2017 — $16 million) and $27 million (2017 — $31 million), respectively, were to be reinvested in Common Shares acquired by the trustee from Treasury, with no discount applicable.

14          share-based compensation

(a)         Details of share-based compensation expense

Reflected in the Consolidated statements of income and other comprehensive income as Employee benefits expense and in the Consolidated statements of cash flows are the following share-based compensation amounts:

Periods ended June 30 (millions)		2018			2017
	Note	Employee benefits expense	Associated operating cash outflows	Statement of cash flows adjustment	Employee benefits expense	Associated operating cash outflows	Statement of cash flows adjustment
THREE-MONTH
Restricted stock units	(b)	$34	$1	$35	$21	$2	$23
Employee share purchase plan	(c)	9	(9)	—	9	(9)	—
		$43	$(8)	$35	$30	$(7)	$23

notes to condensed interim consolidated financial statements	(unaudited)

Periods ended June 30 (millions)		2018			2017
	Note	Employee benefits expense	Associated operating cash outflows	Statement of cash flows adjustment	Employee benefits expense	Associated operating cash outflows	Statement of cash flows adjustment
SIX-MONTH
Restricted stock units	(b)	$52	$1	$53	$37	$2	$39
Employee share purchase plan	(c)	18	(18)	—	18	(18)	—
		$70	$(17)	$53	$55	$(16)	$39

For the three-month and six-month periods ended June 30, 2018, the associated operating cash outflows in respect of restricted stock units were net of cash inflows arising from the cash-settled equity swap agreements of $2 million (2017 – $2 million) and $4 million (2017 – $4 million), respectively. For the three-month and six-month periods ended June 30, 2018, the income tax benefit arising from share-based compensation was $11 million (2017 – $7 million) and $18 million (2017 – $14 million), respectively.

(b)         Restricted stock units

TELUS Corporation restricted stock units

We also award restricted stock units that largely have the same features as our general restricted stock units, but have a variable payout (0% – 200%) that depends upon the achievement of our total customer connections performance condition (with a weighting of 25%) and the total shareholder return on our Common Shares relative to an international peer group of telecommunications companies (with a weighting of 75%). The grant-date fair value of the notional subset of our restricted stock units affected by the total customer connections performance condition equals the fair market value of the corresponding Common Shares at the grant date, and thus the notional subset has been included in the presentation of our restricted stock units with only service conditions. The recurring estimate, which reflects a variable payout, of the fair value of the notional subset of our restricted stock units affected by the relative total shareholder return performance condition is determined using a Monte Carlo simulation.

The following table presents a summary of outstanding TELUS Corporation non-vested restricted stock units.

Number of non-vested restricted stock units as at	June 30, 2018	December 31, 2017
Restricted stock units without market performance conditions
Restricted stock units with only service conditions	4,888,913	3,327,464
Notional subset affected by total customer connections performance condition	230,562	154,452
	5,119,475	3,481,916
Restricted stock units with market performance conditions
Notional subset affected by relative total shareholder return performance condition	691,686	463,357
	5,811,161	3,945,273

The following table presents a summary of the activity related to TELUS Corporation restricted stock units without market performance conditions.

Period ended June 30, 2018	Three months			Six months
	Number of restricted stock units [1]		Weighted average grant-date	Number of restricted stock units [1]		Weighted average grant-date
	Non-vested	Vested	fair value	Non-vested	Vested	fair value
Outstanding, beginning of period
Non-vested	5,063,888	—	$43.09	3,481,916	—	$41.87
Vested	—	8,354	$40.71	—	32,848	$41.00
Issued
Initial award	74,851	—	$45.59	1,691,408	—	$45.69
In lieu of dividends	56,788	94	$44.89	93,846	185	$45.80
Vested	(22,996)	22,996	$42.26	(35,478)	35,478	$42.06
Settled in cash	—	(23,355)	$42.24	—	(60,422)	$41.66
Forfeited and cancelled	(53,056)	—	$43.05	(112,217)	—	$41.36
Outstanding, end of period
Non-vested	5,119,475	—	$43.13	5,119,475	—	$43.13
Vested	—	8,089	$40.71	—	8,089	$40.71

(1)         Excluding the notional subset of restricted stock units affected by the relative total shareholder return performance condition.

notes to condensed interim consolidated financial statements	(unaudited)

With respect to certain issuances of TELUS Corporation restricted stock units, we have entered into cash-settled equity forward agreements that fix our cost; that information, as well as a schedule of non-vested TELUS Corporation restricted stock units outstanding as at June 30, 2018, is set out in the following table.

Vesting in years ending December 31	Number of fixed-cost restricted stock units	Our fixed cost per restricted stock unit	Number of variable-cost restricted stock units	Total number of non-vested restricted stock units [1]
2018	1,845,970	$41.07	19,209	1,865,179
2019	1,439,418	$45.53	280,605	1,720,023
2020	1,369,272	$48.71	383,120	1,752,392
	4,654,660		682,934	5,337,594

(1)         Excluding the notional subset of restricted stock units affected by the relative total shareholder return performance condition vesting in years ending December 31, 2018 and 2019.

TELUS International (Cda) Inc. restricted stock units

We also award restricted stock units that largely have the same features as the TELUS Corporation restricted stock units, but have a variable payout (0% — 150%) that depends upon the achievement of TELUS International (Cda) Inc. financial performance and non-market quality-of-service performance conditions.

The following table presents a summary of the activity related to TELUS International (Cda) Inc. restricted stock units.

Periods ended June 30, 2018	Three months					Six months
	US$ denominated			Canadian $ denominated		US$ denominated			Canadian $ denominated
	Number of restricted stock units	Weighted average grant-date fair value		Number of restricted stock units	Weighted average grant-date fair value	Number of restricted stock units	Weighted average grant-date fair value		Number of restricted stock units	Weighted average grant-date fair value
Outstanding, beginning of period
Non-vested	376,058	US$	24.50	—	$—	374,786	US$	24.45	—	$—
Vested	—	US$	—	32,299	$21.36	—	US$	—	32,299	$21.36
Issued - initial award	79,186	US$	28.37	—	$—	81,808	US$	28.35	—	$—
Forfeited and cancelled	(2,448)	US$	24.53	—	$—	(3,798)	US$	24.38	—	$—
Outstanding, end of period
Non-vested	452,796	US$	25.16	—	$—	452,796	US$	25.16	—	$—
Vested	—	US$	—	32,299	$21.36	—	US$	—	32,299	$21.36

(c)          Employee share purchase plan

We have an employee share purchase plan under which eligible employees up to a certain job classification can purchase our Common Shares through regular payroll deductions. In respect of Common Shares held within employee share purchase plan, Common Share dividends declared during the three-month and six-month periods ended June 30, 2018, of $9 million (2017 — $8 million) and $17 million (2017 — $15 million), respectively, were to be reinvested in Common Shares acquired by the trustee from Treasury, with no discount applicable.

(d)         Share option awards

TELUS Corporation share options

The following table presents a summary of the activity related to the TELUS Corporation share option plan.

Period ended June 30, 2018	Three months		Six months
	Number of share options	Weighted average share option price	Number of share options	Weighted average share option price
Outstanding, beginning of period	452,041	$29.08	740,471	$26.99
Exercised [1]	(41,894)	$28.13	(320,213)	$24.29
Forfeited	(456)	$29.19	(834)	$29.19
Expired	—	$—	(9,733)	$23.24
Outstanding, end of period [2]	409,691	$29.18	409,691	$29.18

(1)         The total intrinsic value of share option awards exercised for the three-month and six-month periods ended June 30, 2018, was $1 million (reflecting a weighted average price at the dates of exercise of $45.86 per share) and $7 million (reflecting a weighted average price at the dates of exercise of $45.70 per share), respectively. The difference between the number of share options exercised and the number of Common Shares issued (as reflected in the Consolidated statements of changes in owners’ equity) is the effect of our choosing to settle share option award exercises using the net-equity settlement feature.

(2)         All outstanding TELUS Corporation share options are vested, their range of prices is $25.30 — $31.69 per share and their weighted average remaining contractual life is 0.9 years.

notes to condensed interim consolidated financial statements	(unaudited)

TELUS International (Cda) Inc. share options

Employees may receive equity share options (equity-settled) to purchase TELUS International (Cda) Inc. common shares at a price equal to, or a multiple of, the fair market value at the time of grant and/or phantom share options (cash-settled) that provide them with exposure to TELUS International (Cda) Inc. common share price appreciation. Share option awards granted under the plan may be exercised over specific periods not to exceed ten years from the time of grant. All equity share option awards and most phantom share option awards have a variable payout (0% – 100%) that depends upon the achievement of TELUS International (Cda) Inc. financial performance and non-market quality-of-service performance conditions.

The following table presents a summary of the activity related to the TELUS International (Cda) Inc. share option plan.

Periods ended June 30, 2018	Three months					Six months
	US$ denominated			Canadian $ denominated		US$ denominated			Canadian $ denominated
	Number of share options	Weighted average share option price [1]		Number of share options	Share option price [2]	Number of share options	Weighted average share option price [1]		Number of share options	Share option price [2]
Outstanding, beginning	747,454	US$	30.12	53,832	$21.36	748,626	US$	30.12	53,832	$21.36
Forfeited	—	US$	—	—	$—	(1,172)	US$	27.70	—	$—
Outstanding, end of period	747,454	US$	30.12	53,832	$21.36	747,454	US$	30.12	53,832	$21.36

(1)         The range of share option prices is US$21.90 – US$40.26 per TELUS International (Cda) Inc. equity share and the weighted average remaining contractual life is 8.7 years.

(2)         The weighted average remaining contractual life is 8.0 years.

15          employee future benefits

(a)         Defined benefit pension plans — details

Our defined benefit pension plan expense (recovery) was as follows:

Three-month periods ended June 30 (millions)	2018				2017
Recognized in	Employee benefits expense (Note 8)	Financing costs (Note 9)	Other comp. income (Note 11)	Total	Employee benefits expense (Note 8)	Financing costs (Note 9)	Other comp. income (Note 11)	Total
Current service cost	$23	$—	$—	$23	$19	$—	$—	$19
Net interest; return on plan assets
Interest expense arising from defined benefit obligations accrued	—	79	—	79	—	83	—	83
Return, including interest income, on plan assets [1]	—	(77)	(152)	(229)	—	(82)	(35)	(117)
Interest effect on asset ceiling limit	—	1	—	1	—	1	—	1
	—	3	(152)	(149)	—	2	(35)	(33)
Administrative fees	1	—	—	1	1	—	—	1
Changes in the effect of limiting net defined benefit assets to the asset ceiling	—	—	9	9	—	—	9	9
	$24	$3	$(143)	$(116)	$20	$2	$(26)	$(4)

(1)         The interest income on the plan assets portion of the employee defined benefit plans net interest amount included in Financing costs reflects a rate of return on plan assets equal to the discount rate used in determining the defined benefit obligations accrued.

notes to condensed interim consolidated financial statements	(unaudited)

Six-month periods ended June 30 (millions)	2018				2017
Recognized in	Employee benefits expense (Note 8)	Financing costs (Note 9)	Other comp. income (Note 11)	Total	Employee benefits expense (Note 8)	Financing costs (Note 9)	Other comp. income (Note 11)	Total
Current service cost	$45	$—	$—	$45	$38	$—	$—	$38
Past service costs	1	—	—	1	—	—	—	—
Net interest; return on plan assets
Interest expense arising from defined benefit obligations accrued	—	158	—	158	—	166	—	166
Return, including interest income, on plan assets [1]	—	(153)	(90)	(243)	—	(165)	(169)	(334)
Interest effect on asset ceiling limit	—	2	—	2	—	2	—	2
	—	7	(90)	(83)	—	3	(169)	(166)
Administrative fees	3	—	—	3	3	—	—	3
Changes in the effect of limiting net defined benefit assets to the asset ceiling	—	—	9	9	—	—	51	51
	$49	$7	$(81)	$(25)	$41	$3	$(118)	$(74)

(1)         The interest income on the plan assets portion of the employee defined benefit plans net interest amount included in Financing costs reflects a rate of return on plan assets equal to the discount rate used in determining the defined benefit obligations accrued.

(b)         Defined contribution plans — expense

Our total defined contribution pension plan costs recognized were as follows:

	Three months		Six months
Periods ended June 30 (millions)	2018	2017	2018	2017
Union pension plan and public service pension plan contributions	$5	$6	$11	$12
Other defined contribution pension plans	15	15	33	32
	$20	$21	$44	$44

16          restructuring and other costs

(a)         Details of restructuring and other costs

With the objective of reducing ongoing costs, we incur associated incremental, non-recurring restructuring costs, as discussed further in (b) following. We may also incur atypical charges when undertaking: major or transformational changes to our business or operating models; or post-acquisition business integration. We also include incremental, atypical external costs incurred in connection with business acquisition or disposition activity, as well as litigation costs, in the context of significant losses or settlements, in other costs.

Restructuring and other costs are presented in the Consolidated statements of income and other comprehensive income, as set out in the following table:

	Restructuring (b)		Other (c)		Total
Periods ended June 30 (millions)	2018	2017	2018	2017	2018	2017
THREE-MONTH
Goods and services purchased	$7	$17	$3	$3	$10	$20
Employee benefits expense	23	11	2	5	25	16
	$30	$28	$5	$8	$35	$36
SIX-MONTH
Goods and services purchased	$11	$21	$4	$3	$15	$24
Employee benefits expense	51	11	3	5	54	16
	$62	$32	$7	$8	$69	$40

(b)         Restructuring provisions

Employee-related provisions and other provisions, as presented in Note 25, include amounts in respect of restructuring activities. In 2018, restructuring activities included ongoing and incremental efficiency initiatives, including personnel-related costs and rationalization of real estate. These initiatives were intended to improve our long-term operating productivity and competitiveness.

notes to condensed interim consolidated financial statements	(unaudited)

(c)          Other

During the three-month and six-month periods ended June 30, 2018, incremental external costs were incurred in connection with business acquisition activity. In connection with business acquisitions, non-recurring atypical business integration expenditures that would be considered neither restructuring costs nor part of the fair value of the net assets acquired have been included in other costs.

17          property, plant and equipment

(millions)	Note	Network assets	Buildings and leasehold improvements	Other	Land	Assets under construction	Total
At cost
As at January 1, 2018		$28,724	$3,077	$1,095	$48	$655	$33,599
Additions		492	13	16	—	639	1,160
Additions arising from business acquisitions	18(b)	—	1	6	—	—	7
Dispositions, retirements and other		(454)	(9)	11	—	—	(452)
Assets under construction put into service		496	46	31	—	(573)	—
As at June 30, 2018		$29,258	$3,128	$1,159	$48	$721	$34,314
Accumulated depreciation
As at January 1, 2018		$19,638	$1,884	$709	$—	$—	$22,231
Depreciation		709	56	57	—	—	822
Dispositions, retirements and other		(455)	(14)	18	—	—	(451)
As at June 30, 2018		$19,892	$1,926	$784	$—	$—	$22,602
Net book value
As at December 31, 2017		$9,086	$1,193	$386	$48	$655	$11,368
As at June 30, 2018		$9,366	$1,202	$375	$48	$721	$11,712

As at June 30, 2018, our contractual commitments for the acquisition of property, plant and equipment totalled $177 million over a period ending December 31, 2022 (December 31, 2017 — $184 million over a period ending December 31, 2020).

notes to condensed interim consolidated financial statements	(unaudited)

18          intangible assets and goodwill

(a)         Intangible assets and goodwill, net

	Intangible assets subject to amortization					Intangible assets with indefinite lives
(millions)	Customer contracts, related customer relationships and subscriber base	Software	Access to rights-of-way and other	Assets under construction	Total	Spectrum licences	Total intangible assets	Goodwill [1]	Total intangible assets and goodwill
At cost
As at January 1, 2018	$558	$4,667	$97	$344	$5,666	$8,693	$14,359	$4,600	$18,959
Additions	—	36	2	257	295	—	295	—	295
Additions arising from business acquisitions (b)	111	10	—	—	121	—	121	353	474
Dispositions, retirements and other	(145)	(94)	4	—	(235)	—	(235)	—	(235)
Assets under construction put into service	—	319	—	(319)	—	—	—	—	—
Net foreign exchange differences	5	—	—	—	5	—	5	21	26
As at June 30, 2018	$529	$4,938	$103	$282	$5,852	$8,693	$14,545	$4,974	$19,519
Accumulated amortization
As at January 1, 2018	$310	$3,330	$61	$—	$3,701	$—	$3,701	$364	$4,065
Amortization	22	263	2	—	287	—	287	—	287
Dispositions, retirements and other	(136)	(94)	1	—	(229)	—	(229)	—	(229)
As at June 30, 2018	$196	$3,499	$64	$—	$3,759	$—	$3,759	$364	$4,123
Net book value
As at December 31, 2017	$248	$1,337	$36	$344	$1,965	$8,693	$10,658	$4,236	$14,894
As at June 30, 2018	$333	$1,439	$39	$282	$2,093	$8,693	$10,786	$4,610	$15,396

(1)         Accumulated amortization of goodwill is amortization recorded prior to 2002; there are no accumulated impairment losses in the accumulated amortization of goodwill. The opening balance for goodwill has been adjusted as set out in (c).

As at June 30, 2018, our contractual commitments for the acquisition of intangible assets totalled $48 million over a period ending December 31, 2021 (December 31, 2017 — $36 million over a period ending December 31, 2020).

(b)         Business acquisitions

AlarmForce Industries

On January 4, 2018, we acquired the customers, assets and operations of AlarmForce Industries Inc. in British Columbia, Alberta and Saskatchewan; the primary reason for which is to leverage our telecommunications infrastructure and expertise to continue to enhance connected home, business, security and health services for our customers.

The primary factor that contributed to the recognition of goodwill was the earnings capacity of the acquired business in excess of the net tangible and intangible assets acquired (such excess arising from the acquired workforce and the benefits of acquiring an established business). The amount assigned to goodwill is not expected to be deductible for income tax purposes.

Xavient Information Systems

On February 6, 2018, through our TELUS International (Cda) Inc. subsidiary, we acquired 65% of Xavient Information Systems, a group of information technology consulting and software services companies with facilities in the United States and India. The investment was made with a view to enhancing our ability to provide complex and higher-value information technology services, improving

notes to condensed interim consolidated financial statements	(unaudited)

our related sales and solutioning capabilities and acquiring multi-site redundancy in support of other facilities.

In respect of the 65% acquired business, we concurrently provided a written put option to the remaining selling shareholders; the written put option for the remaining 35% of the economic interest would become exercisable no later than December 31, 2020. The acquisition-date fair value of the puttable shares held by the non-controlling shareholders has been recorded as a provision (see Note 25). Also concurrent with our acquisition of the initial 65% interest, the non-controlling shareholders provided us with a purchased call option, which substantially mirrors the written put option.

The primary factor that contributed to the recognition of goodwill was the earnings capacity of the acquired business in excess of the net tangible and intangible assets acquired (such excess arising from the acquired workforce and the benefits of acquiring an established business). Not all of the amount assigned to goodwill is expected to be deductible for income tax purposes.

Individually immaterial transactions

During the six-month period ended June 30, 2018, we acquired 100% ownership of businesses complementary to our existing lines of business. The primary factor that gave rise to the recognition of goodwill was the earnings capacity of the acquired businesses in excess of net tangible and intangible assets acquired (such excess arising from: the low level of tangible assets relative to the earnings capacities of the businesses). A portion of the amount assigned to goodwill may be deductible for income tax purposes.

notes to condensed interim consolidated financial statements	(unaudited)

Acquisition-date fair values

The preliminary acquisition-date fair values assigned to the assets acquired and liabilities assumed are set out in the following table:

	TELUS SmartHome and Business Security-related				Individually immaterial
As at acquisition-date fair values ($ in millions)	AlarmForce Industries	Individually immaterial transactions	Total	Xavient Information Systems [1]	healthcare- related transactions	Total
Assets
Current assets
Cash	$—	$1	$1	$4	$—	$5
Accounts receivable [2]	—	—	—	35	2	37
Other	1	—	1	2	—	3
	1	1	2	41	2	45
Non-current assets
Property, plant and equipment
Buildings and leasehold improvements	—	—	—	1	—	1
Other	1	—	1	5	—	6
Intangible assets subject to amortization [3]
Customer contracts, related customer relationships and leasehold interests	13	7	20	81	10	111
Software	—	—	—	—	10	10
Other	—	—	—	6	—	6
	14	7	21	93	20	134
Total identifiable assets acquired	15	8	23	134	22	179
Liabilities
Current liabilities
Short-term borrowings	—	—	—	6	—	6
Accounts payable and accrued liabilities	—	—	—	23	—	23
Advance billings and customer deposits	1	1	2	—	1	3
	1	1	2	29	1	32
Non-current liabilities
Other long-term liabilities	—	—	—	2	—	2
Deferred income taxes	1	1	2	—	—	2
	1	1	2	2	—	4
Total liabilities assumed	2	2	4	31	1	36
Net identifiable assets acquired	13	6	19	103	21	143
Goodwill	55	28	83	255	15	353
Net assets acquired	$68	$34	$102	$358	$36	$496
Acquisition effected by way of:
Cash consideration	$68	$32	$100	$125	$29	$254
Accounts payable and accrued liabilities	—	2	2	14	3	19
Provisions	—	—	—	200	4	204
Issuance of shares by a subsidiary to a non-controlling interest	—	—	—	19	—	19
	$68	$34	$102	$358	$36	$496

(1)         The purchase price allocation, primarily in respect of customer contracts, related customer relationships and leasehold interests and deferred income taxes, had not been finalized as of the date of issuance of these condensed interim consolidated financial statements. As is customary in a business acquisition transaction, until the time of acquisition of control, we did not have full access to Xavient Information Systems’ books and records. Upon having sufficient time to review Xavient Information Systems’ books and records, we expect to finalize our purchase price allocation.

During the three-month period ended June 30, 2018, preliminary acquisition date values for goodwill and provisions were increased by $5.

(2)         The fair value of the accounts receivable is equal to the gross contractual amounts receivable and reflects the best estimates at the acquisition date of the contractual cash flows expected to be collected.

(3)         Customer contracts and customer relationships (including those related to customer contracts) are expected to be amortized over periods of 5 to 8 years; software is expected to be amortized over a period of 5 years.

Pro forma disclosures

The following pro forma supplemental information represents certain results of operations as if the business acquisitions noted above had been completed at the beginning of the fiscal 2018 year.

notes to condensed interim consolidated financial statements	(unaudited)

	Three months		Six months
Periods ended June 30, 2018 (millions except per share amounts)	As reported [1]	Pro forma [2]	As reported [1]	Pro forma [2]
Operating revenues	$3,453	$3,454	$6,830	$6,847
Net income	$397	$408	$809	$819
Net income per Common Share
Basic	$0.66	$0.67	$1.34	$1.36
Diluted	$0.66	$0.67	$1.34	$1.35

(1)         Operating revenues and net income for the three-month period ended June 30, 2018, include: $5 and $NIL, respectively, in respect of AlarmForce Industries; and $45 and $4, respectively, in respect of Xavient Information Systems.

Operating revenues and net income for the six-month period ended June 30, 2018, include: $9 and $NIL, respectively, in respect of AlarmForce Industries; and $71 and $5, respectively, in respect of Xavient Information Systems.

(2)         Pro forma amounts for the three-month period ended June 30, 2018, reflect the acquired businesses. The results of the acquired businesses have been included in our Consolidated Statements of Income and Other Comprehensive Income effective the dates of acquisition.

The pro forma supplemental information is based on estimates and assumptions which are believed to be reasonable. The pro forma supplemental information is not necessarily indicative of our consolidated financial results in future periods or the results that actually would have been realized had the business acquisitions been completed at the beginning of the periods presented. The pro forma supplemental information includes incremental property, plant and equipment depreciation, intangible asset amortization, financing and other charges as a result of the acquisitions, net of the related tax effects.

(c)   Business acquisition — prior period

On August 31, 2017, we acquired 55% of Voxpro Limited, a business process outsourcing and contact centre services company with facilities in Ireland, the United States and Romania. As at December 31, 2017, the purchase price allocation had not been finalized. During the three-month period ended March 31, 2018, the preliminary acquisition date values assigned to goodwill and provisions were finalized and each increased by $19 million and, as required by IFRS-IASB, comparative amounts have been adjusted so as to reflect such increase effective the acquisition date.

(d)   Business acquisition — subsequent to reporting period

On July 19, 2018, we acquired a business complementary to our existing lines of healthcare business for consideration of approximately $147 million. As of August 3, 2018, our initial provision for the net identifiable assets acquired is in the range of $45 million-$65 million; as is customary in a business acquisition transaction, until the time of acquisition of control we did not have full access to the books and records of the acquired business. Upon having sufficient time to review the books and records of the acquired business, as well as obtaining new and additional information about the related facts and circumstances as of the acquisition date, we will adjust the provisional amounts for identifiable assets acquired and liabilities assumed and thus finalize our purchase price allocation.

19          leases

We occupy leased premises in various locations and have the right of use of land, buildings and equipment under operating leases. For the three-month and six-month periods ended June 30, 2018, real estate and vehicle operating lease expenses, which are net of the amortization of deferred gains on the sale-leaseback of buildings and the occupancy costs associated with leased real estate, were $52 million (2017 – $45 million) and $100 million (2017 – $93 million), respectively; occupancy costs associated with leased real estate totalled $33 million (2017 – $32 million) and $67 million (2017 – $64 million), respectively.

See Note 2(b) for details of significant changes to IFRS-IASB which are not yet effective and have not yet been applied, but which will significantly affect the timing of the recognition of operating lease expenses and their recognition in the Consolidated statement of financial position, as well as their classification in the Consolidated statement of income and other comprehensive income and the Consolidated statement of cash flows.

notes to condensed interim consolidated financial statements	(unaudited)

20          other long-term assets

As at (millions)	Note e	June 30, 2018	December 31, 2017	January 1, 2017
			(adjusted – Note 2(c))	(Note 2(c))
Pension assets		$219	$156	$358
Costs incurred to obtain or fulfill a contract with a customer		106	107	93
Portfolio investments [1]		53	41	62
Prepaid maintenance		57	57	62
Real estate joint venture advances	21(c)	60	47	21
Real estate joint ventures	21(c)	13	15	30
Other		125	105	107
		$633	$528	$733

(1)   Fair value measured at reporting date using significant other observable inputs (Level 2).

Incremental accounting policy disclosure due to initial application of IFRS 15 (see Note 2)

Costs of contract acquisition (typically commissions) and contract fulfilment costs are capitalized and recognized as an expense, generally, over the life of the contract on a rational, systematic basis consistent with the pattern of the transfer of goods or services to which the asset relates. The amortization of such costs is included in the Consolidated statements of income and other comprehensive income as a component of Goods and services purchased, with the exception of amounts paid to our employees, which is included as Employee benefits expense.

The costs incurred to obtain and fulfill contracts with customers are set out in the following table:

	Six-month periods ended June 30
(millions)	2018			2017			Year ended December 31, 2017
	Costs incurred to			Costs incurred to			Costs incurred to
	Obtain contracts with customers	Fulfill contracts with customers	Total	Obtain contracts with customers	Fulfill contracts with customers	Total	Obtain contracts with customers	Fulfill contracts with customers	Total
Balance, beginning of period
As previously reported	$329	$11	$340	$—	$—	$—	$—	$—	$—
Transitional amount	—	—	—	295	8	303	295	8	303
As adjusted	329	11	340	295	8	303	295	8	303
Addition	144	4	148	133	3	136	304	4	308
Amortization	(140)	(2)	(142)	(132)	(1)	(133)	(270)	(1)	(271)
Balance, end of period	$333	$13	$346	$296	$10	$306	$329	$11	$340
Current [1]	$236	$4	$240	$211	$2	$213	$230	$3	$233
Non-current	97	9	106	85	8	93	99	8	107
	$333	$13	$346	$296	$10	$306	$329	$11	$340

(1)       Presented on the Consolidated statements of financial position in prepaid expenses.

21          real estate joint ventures

(a)         General

In 2011, we partnered, as equals, with an arm’s-length party in a residential condominium, retail and commercial real estate redevelopment project, TELUS Garden, in Vancouver, British Columbia. TELUS is a tenant in TELUS Garden, which is now our global headquarters. The new-build office tower received 2009 Leadership in Energy and Environmental Design (LEED) Platinum certification, and the neighbouring new-build residential condominium tower was built to the LEED Gold standard. The real estate joint venture accepted an offer to purchase the income producing property and the related net assets; the sale is expected to be completed subsequent to August 3, 2018. The purchaser will assume the 3.7% mortgage and the senior secured 3.4% bonds secured by the income producing property. During the three-month period ended September 30, 2018, in the application of equity accounting, we expect to record our share of the non-recurring gain, which is estimated at approximately $170 million. Concurrently, we will be committing to a donation of up to approximately $120 million (approximately $100 million of which is expected to be made in 2018 in TELUS Corporation Common Shares) (see Note 28(b)).

notes to condensed interim consolidated financial statements	(unaudited)

In 2013, we partnered, as equals, with two arm’s-length parties (one of which is our TELUS Garden partner) in a residential, retail and commercial real estate redevelopment project, TELUS Sky, in Calgary, Alberta. The new-build tower, scheduled for completion in 2019, is to be built to the LEED Platinum standard.

(b)         Real estate joint ventures — summarized financial information

As at (millions)	June 30, 2018	December 31, 2017
ASSETS
Current assets
Cash and temporary investments, net	$15	$20
Escrowed deposits for tenant inducements and liens	1	1
Other	3	4
	19	25
Assets classified as held for sale [1]	249	—
	268	25
Non-current assets
Property under development — Investment property	237	194
Investment property	—	221
Other	3	35
	240	450
	$508	$475
LIABILITIES AND OWNERS’ EQUITY
Current liabilities
Accounts payable and accrued liabilities	$11	$13
Current portion of 3.7% mortgage and senior secured 3.4% bonds	—	5
Construction holdback liabilities	12	10
	23	28
Liabilities directly associated with assets classified as held for sale [1]	238	—
	261	28
Non-current liabilities
Construction credit facilities	180	141
3.7% mortgage due September 2024	—	27
Senior secured 3.4% bonds due July 2025	—	208
	180	376
Liabilities	441	404
Owners’ equity
TELUS [2]	27	29
Other partners	40	42
	67	71
	$508	$475

(1)         Assets held for sale include investment property of $218. Liabilities directly associated with assets classified as held for sale include $27 and $211 for the 3.7% mortgage due September 2024 and senior secured 3.4% bonds due July 2025, respectively.

(2)         The equity amounts recorded by the real estate joint ventures differ from those recorded by us by the amount of the deferred gains on our real estate contributed and the valuation provision we have recorded in excess of that recorded by the real estate joint venture.

	Three months		Six months
Periods ended June 30 (millions)	2018	2017	2018	2017
Revenue
From investment property	$8	$8	$16	$17
From sale of residential condominiums	$—	$11	$—	$13
Depreciation and amortization	$2	$2	$4	$4
Interest expense [1]	$2	$2	$4	$4
Net income and comprehensive income [2]	$(3)	$4	$(2)	$6

(1)         During the three-month and six-month periods ended June 30, 2018, the real estate joint ventures capitalized $2 (2017 – $1) and $4 (2017 – $2), respectively, of financing costs.

(2)         As the real estate joint ventures are partnerships, no provision for income taxes of the partners is made in determining the real estate joint ventures’ net income and comprehensive income.

notes to condensed interim consolidated financial statements	(unaudited)

(c)          Our real estate joint ventures activity

Our real estate joint ventures investment activity is set out in the following table.

Three-month periods ended June 30 (millions)	2018			2017
	Loans and receivables [1]	Equity [2]	Total	Loans and receivables [1]	Equity [2]	Total
Related to real estate joint ventures’ statements of income and other comprehensive income
Comprehensive income attributable to us [3]	$—	$(1)	$(1)	$—	$2	$2
Related to real estate joint ventures’ statements of financial position
Items not affecting currently reported cash flows
Recognition of gain deferred on our real estate initially contributed	—	—	—	—	1	1
Cash flows in the current reporting period
Construction credit facilities
Amounts advanced	7	—	7	8	—	8
Funds repaid to us and earnings distributed	—	(1)	(1)	—	(1)	(1)
Net increase (decrease)	7	(2)	5	8	2	10
Real estate joint ventures carrying amounts
Balance, beginning of period	53	15	68	26	28	54
Balance, end of period	$60	$13	$73	$34	$30	$64

Six-month periods ended June 30 (millions)	2018			2017
	Loans and receivables [1]	Equity [2]	Total	Loans and receivables [1]	Equity [2]	Total
Related to real estate joint ventures’ statements of income and other comprehensive income
Comprehensive income attributable to us [3]	$—	$(1)	$(1)	$—	$3	$3
Related to real estate joint ventures’ statements of financial position
Items not affecting currently reported cash flows
Recognition of gain deferred on our real estate initially contributed	—	—	—	—	1	1
Construction credit facilities financing costs charged by us and other (Note 6)	1	—	1	—	—	—
Cash flows in the current reporting period
Construction credit facilities
Amounts advanced	13	—	13	13	—	13
Financing costs paid to us	(1)	—	(1)	—	—	—
Funds repaid to us and earnings distributed	—	(1)	(1)	—	(4)	(4)
Net increase (decrease)	13	(2)	11	13	—	13
Real estate joint ventures carrying amounts
Balance, beginning of period	47	15	62	21	30	51
Balance, end of period	$60	$13	$73	$34	$30	$64

(1)         Loans and receivables are included in our Consolidated statements of financial position as Real estate joint venture advances and are comprised of advances under construction credit facilities (see (d)).

(2)         We account for our interests in the real estate joint ventures using the equity method of accounting.

(3)         As the real estate joint ventures are partnerships, no provision for income taxes of the partners is made in determining the real estate joint ventures’ net income and comprehensive income; provision for income taxes is made in determining the comprehensive income attributable to us.

During the three-month and six-month periods ended June 30, 2018, the TELUS Garden real estate joint venture recognized $3 million (2017 – $3 million) and $6 million (2017 – $6 million), respectively, of revenue from our TELUS Garden office tenancy; of this amount, one-half is due to our economic interest in the real estate joint venture and one-half is due to our partner’s economic interest in the real estate joint venture.

(d)         Commitments and contingent liabilities

Construction commitments

The TELUS Sky real estate joint venture is expected to spend a total of approximately $400 million on the construction of a mixed-use tower. As at June 30, 2018, the real estate joint venture’s construction-related contractual commitments were approximately $52 million through to 2019 (December 31, 2017 — $82 million through to 2019).

notes to condensed interim consolidated financial statements	(unaudited)

Construction credit facilities

The TELUS Sky real estate joint venture has a credit agreement with three Canadian financial institutions (as 66-2/3% lender) and TELUS Corporation (as 33-1/3% lender) to provide $342 million of construction financing for the project. The construction credit facilities contain customary real estate construction financing representations, warranties and covenants and are secured by demand debentures constituting first fixed and floating charge mortgages over the underlying real estate assets. The construction credit facilities are available by way of bankers’ acceptance or prime loan and bear interest at rates in line with similar construction financing facilities.

As at (millions)	Note	June 30, 2018	December 31, 2017
Construction credit facilities commitment — TELUS Corporation
Undrawn	4(c)	$54	$67
Advances		60	47
		114	114
Construction credit facilities commitment — other		228	228
		$342	$342

22     short-term borrowings

On July 26, 2002, one of our subsidiaries, TELUS Communications Inc., entered into an agreement with an arm’s-length securitization trust associated with a major Schedule I bank under which it is able to sell an interest in certain trade receivables up to a maximum of $500 million (December 31, 2017 – $500 million). This revolving-period securitization agreement term ends December 31, 2018, and it requires minimum cash proceeds of $100 million from monthly sales of interests in certain trade receivables. TELUS Communications Inc. is required to maintain a credit rating of at least BB (December 31, 2017 – BB) from Dominion Bond Rating Service or the securitization trust may require the sale program to be wound down prior to the end of the term.

When we sell our trade receivables, we retain reserve accounts, which are retained interests in the securitized trade receivables, and servicing rights. As at June 30, 2018, we had sold to the trust (but continued to recognize) trade receivables of $121 million (December 31, 2017 – $119 million). Short-term borrowings of $100 million (December 31, 2017 – $100 million) are comprised of amounts advanced to us by the arm’s-length securitization trust pursuant to the sale of trade receivables.

The balance of short-term borrowings (if any) are comprised of amounts drawn on our bilateral bank facilities.

23     accounts payable and accrued liabilities

As at (millions)	June 30, 2018	December 31, 2017
Accrued liabilities	$1,012	$1,066
Payroll and other employee related liabilities	357	403
Restricted stock units liability	91	66
	1,460	1,535
Trade accounts payable	646	717
Interest payable	158	147
Other	67	61
	$2,331	$2,460

notes to condensed interim consolidated financial statements	(unaudited)

24     advance billings and customer deposits

As at (millions)	June 30, 2018	December 31, 2017	January 1, 2017
		(adjusted – Note 2(c))	(Note 2(c))
Advance billings	$517	$506	$456
Deferred customer activation and connection fees	11	13	17
Customer deposits	15	21	15
Regulatory deferral accounts	1	1	8
Contract liabilities	544	541	496
Other	75	91	88
	$619	$632	$584

Incremental accounting policy disclosure due to initial application of IFRS 15 (see Note 2)

Contract liabilities

Advance billings are recorded when billing occurs prior to provision of the associated service; such advance billings are recognized as revenue in the period in which the services and/or equipment are provided. Similarly, and as appropriate, upfront customer activation and connection fees are deferred and recognized over the average expected term of the customer relationship.

Contract liabilities represent our future performance obligations to customers in respect of services and/or equipment and for which we have received the consideration from the customer or for which the amount is due from the customer. Our contract liability balances, and the changes in those balances, are set out in the following table:

		Three-month periods ended June 30		Six-month periods ended June 30		Year ended December 31,
(millions)	Note	2018	2017	2018	2017	2017
Balance, beginning of period		$788	$777	$780	$732	$732
Revenue deferred in previous period and recognized in current period		(637)	(626)	(689)	(670)	(670)
Net additions arising from operations		628	633	686	723	718
Regulatory deferral account drawdown		—	(1)	—	(3)	(7)
Additions arising from business combinations		1	5	3	6	7
Balance, end of period		$780	$788	$780	$788	$780
Current				$691	$700	$691
Non-current	27
Deferred revenues				72	67	71
Deferred customer activation and connection fees				17	21	18
				$780	$788	$780
Reconciliation of contract liabilities presented in the consolidated statements of financial position — current
Gross contract liabilities				$691	$700	$691
Reclassification to contract assets for contracts with contract liabilities less than contract assets				(142)	(143)	(146)
Reclassification from contract assets for contracts with contract assets less than contract liabilities				(5)	(5)	(4)
				$544	$552	$541

notes to condensed interim consolidated financial statements	(unaudited)

25          provisions

(millions)	Asset retirement obligation	Employee related	Written put options [1]	Other	Total
As at April 1, 2018	$353	$39	$296	$107	$795
Additions	—	19	5	4	28
Reversal	—	—	—	(1)	(1)
Use	(1)	(13)	—	(6)	(20)
Interest effect	3	—	3	—	6
Effects of foreign exchange, net	—	—	—	—	—
As at June 30, 2018	$355	$45	$304	$104	$808
As at January 1, 2018	$351	$36	$82	$120	$589
Additions	—	50	204	6	260
Reversal	—	—	—	(2)	(2)
Use	(2)	(41)	—	(20)	(63)
Interest effect	6	—	4	—	10
Effects of foreign exchange, net	—	—	14	—	14
As at June 30, 2018	$355	$45	$304	$104	$808
Current	$4	$41	$24	$37	$106
Non-current	351	4	280	67	702
As at June 30, 2018	$355	$45	$304	$104	$808

(1)         The January 1, 2018, opening balance for written put options has been adjusted as set out in Note 18(c).

Asset retirement obligation

We establish provisions for liabilities associated with the retirement of property, plant and equipment when those obligations result from the acquisition, construction, development and/or normal operation of the assets. We expect that the cash outflows in respect of the balance accrued as at the financial statement date will occur proximate to the dates these assets are retired.

Employee related

The employee related provisions are largely in respect of restructuring activities (as discussed further in Note 16(b)). The timing of the cash outflows in respect of the balance accrued as at the financial statement date is substantially short-term in nature.

Written put options

In connection with certain business acquisitions, we have established provisions for contingent consideration and for written put options in respect of non-controlling interests. Cash outflows for contingent consideration are expected on a current basis. Provisions for written put options are determined based on net present values of estimated future earnings results and require key economic assumptions about the future. No cash outflows for the written put options are expected prior to their initial exercisability in 2020.

Other

The provisions for other include: legal claims; non-employee related restructuring activities; and contract termination costs and onerous contracts related to business acquisitions. Other than as set out following, we expect that the cash outflows in respect of the balance accrued as at the financial statement date will occur over an indeterminate multi-year period.

As discussed further in Note 29, we are involved in a number of legal claims and we are aware of certain other possible legal claims. In respect of legal claims, we establish provisions, when warranted, after taking into account legal assessments, information presently available, and the expected availability of recourse. The timing of cash outflows associated with legal claims cannot be reasonably determined.

In connection with business acquisitions, we have established provisions for contingent consideration, contract termination costs and onerous contracts acquired. In respect of contract termination costs and onerous contracts acquired, cash outflows are expected to occur through the remainder of 2018.

notes to condensed interim consolidated financial statements	(unaudited)

26          long-term debt

(a)         Details of long-term debt

As at (millions)	Note	June 30, 2018	December 31, 2017
TELUS Corporation notes	(b)	$13,090	$11,561
TELUS Corporation commercial paper	(c)	3	1,140
TELUS Communications Inc. debentures		620	620
TELUS International (Cda) Inc. credit facility	(e)	432	339
Long-term debt		$14,145	$13,660
Current		$1,009	$1,404
Non-current		13,136	12,256
Long-term debt		$14,145	$13,660

(b)         TELUS Corporation notes

The notes are senior, unsecured and unsubordinated obligations and rank equally in right of payment with all of our existing and future unsecured, unsubordinated obligations, are senior in right of payment to all of our existing and future subordinated indebtedness, and are effectively subordinated to all existing and future obligations of, or guaranteed by, our subsidiaries. The indentures governing the notes contain certain covenants which, among other things, place limitations on our ability and the ability of certain of our subsidiaries to: grant security in respect of indebtedness; enter into sale-leaseback transactions; and incur new indebtedness.

							Principal face amount		Redemption present value spread
Series [1]	Issued	Maturity	Issue price			Effective interest rate [2]	Originally issued	Outstanding at financial statement date	Basis points	Cessation date
5.05% Notes, Series CG	December 2009	December 2019 [3]		$994.19		5.13%	$1.0 billion	$1.0 billion	45.5 [4]	N/A
5.05% Notes, Series CH	July 2010	July 2020		$997.44		5.08%	$1.0 billion	$1.0 billion	47 [4]	N/A
3.35% Notes, Series CJ	December 2012	March 2023		$998.83		3.36%	$500 million	$500 million	40 [5]	Dec. 15, 2022
3.35% Notes, Series CK	April 2013	April 2024		$994.35		3.41%	$1.1 billion	$1.1 billion	36 [5]	Jan. 2, 2024
4.40% Notes, Series CL	April 2013	April 2043		$997.68		4.41%	$600 million	$600 million	47 [5]	Oct. 1, 2042
3.60% Notes, Series CM	November 2013	January 2021		$997.15		3.65%	$400 million	$400 million	35 [5]	N/A
5.15% Notes, Series CN	November 2013	November 2043		$995.00		5.18%	$400 million	$400 million	50 [5]	May 26, 2043
3.20% Notes, Series CO	April 2014	April 2021		$997.39		3.24%	$500 million	$500 million	30 [5]	Mar. 5, 2021
4.85% Notes, Series CP	Multiple [6]	April 2044		$987.91	[6]	4.93%[6]	$500 million [6]	$900 million [6]	46 [5]	Oct. 5, 2043
3.75% Notes, Series CQ	September 2014	January 2025		$997.75		3.78%	$800 million	$800 million	38.5 [5]	Oct. 17, 2024
4.75% Notes, Series CR	September 2014	January 2045		$992.91		4.80%	$400 million	$400 million	51.5 [5]	July 17, 2044
1.50% Notes, Series CS	March 2015	March 2018		$999.62		1.51%	$250 million	$NIL	N/A 7	N/A
2.35% Notes, Series CT	March 2015	March 2022		$997.31		2.39%	$1.0 billion	$1.0 billion	35.5 [5]	Feb. 28, 2022
4.40% Notes, Series CU	March 2015	January 2046		$999.72		4.40%	$500 million	$500 million	60.5 [5]	July 29, 2045
3.75% Notes, Series CV	December 2015	March 2026		$992.14		3.84%	$600 million	$600 million	53.5 [5]	Dec. 10, 2025
2.80% U.S. Dollar Notes [8]	September 2016	February 2027	US$	991.89		2.89%	US$600 million	US$600 million	20 [9]	Nov. 16, 2026
3.70% U.S. Dollar Notes [10]	March 2017	September 2027	US$	998.95		3.71%	US$500 million	US$500 million	20 [9]	June 15, 2027
4.70% Notes, Series CW	Multiple [11]	March 2048		$998.06	[11]	4.71%[11]	$325 million [11]	$475 million [11]	58.5 [5]	Sept. 6, 2047
3.625% Notes, Series CX	February 2018	February 2028		$989.49		3.75%	$600 million	$600 million	37 [5]	Dec. 1, 2027
4.60% U.S. Dollar Notes [12]	June 2018	November 2048	US$	987.60		4.68%	US$750 million	US$750 million	25 [9]	May 16, 2048

(1)             Interest is payable semi-annually. The notes requires us to make an offer to repurchase the notes at a price equal to 101% of their principal amount plus accrued and unpaid interest to the date of repurchase upon the occurrence of a change in control triggering event, as defined in the supplemental trust indenture.

(2)             The effective interest rate is that which the notes would yield to an initial debt holder if held to maturity.

(3)             On June 28, 2018, we exercised our right to early redeem, on August 1, 2018, all of our 5.05%, Series CG Notes. The long-term debt prepayment premium has been recorded in the three-month period ending September 30, 2018, and was $34 million before income taxes.

(4)             The notes are redeemable at our option, in whole at any time, or in part from time to time, on not fewer than 30 and not more than 60 days’ prior notice. The redemption price is equal to the greater of (i) the present value of the notes discounted at the Government of Canada yield plus the redemption present value spread, or (ii) 100% of the principal amount thereof. In addition, accrued and unpaid interest, if any, will be paid to the date fixed for redemption.

(5)             At any time prior to the respective maturity dates set out in the table, the notes are redeemable at our option, in whole at any time, or in part from time to time, on not fewer than 30 and not more than 60 days’ prior notice. The redemption price is equal to the greater of (i) the present value of the notes discounted at the Government of Canada yield plus the redemption present value spread calculated over the period to maturity, other than in the case of the Series CT, Series CU, Series CW and Series CX notes, where it is calculated over the period to the redemption present value spread cessation date, or (ii) 100% of the principal amount thereof. In addition, accrued and unpaid interest, if any, will be paid to the date fixed for redemption. On or after the respective redemption present value spread cessation dates set out in the table, the notes are redeemable at our option, in whole but not in part, on not fewer than 30 and not more than 60 days’ prior notice, at redemption prices equal to 100% of the principal amount thereof.

(6)             $500 million of 4.85% Notes, Series CP were issued in April 2014 at an issue price of $998.74 and an effective interest rate of 4.86%. This series of notes was reopened in December 2015 and a further $400 million of notes were issued at an issue price of $974.38 and an effective interest rate of 5.02%.

notes to condensed interim consolidated financial statements	(unaudited)

(7)             The notes were not redeemable at our option, other than in the event of certain changes in tax laws.

(8)             We have entered into a foreign exchange derivative (a cross currency interest rate exchange agreement) which effectively converted the principal payments and interest obligations to Canadian dollar obligations with a fixed interest rate of 2.95% and an issued and outstanding amount of $792 million (reflecting a fixed exchange rate of $1.3205).

(9)             At any time prior to the respective maturity dates set out in the table, the notes are redeemable at our option, in whole at any time, or in part from time to time, on not fewer than 30 and not more than 60 days’ prior notice. The redemption price is equal to the greater of (i) the present value of the notes discounted at the U.S. Adjusted Treasury Rate plus the redemption present value spread calculated over the period to the redemption present value spread cessation date, or (ii) 100% of the principal amount thereof. In addition, accrued and unpaid interest, if any, will be paid to the date fixed for redemption. On or after the respective redemption present value spread cessation dates set out in the table, the notes are redeemable at our option, in whole but not in part, on not fewer than 30 and not more than 60 days’ prior notice, at redemption prices equal to 100% of the principal amounts thereof.

(10)        We have entered into a foreign exchange derivative (a cross currency interest rate exchange agreement) which effectively converted the principal payments and interest obligations to Canadian dollar obligations with a fixed interest rate of 3.41% and an issued and outstanding amount of $667 million (reflecting a fixed exchange rate of $1.3348).

(11)        $325 million of 4.70%, Series CW were issued in March 2017 at an issue price of $990.65 and an effective interest rate of 4.76%. This series of notes was reopened in February 2018 and a further $150 million of notes were issued at a price of $1,014.11 and an effective interest rate of 4.61%.

(12)        We have entered into a foreign exchange derivative (a cross currency interest rate exchange agreement) which effectively converted the principal payments and interest obligations to Canadian dollar obligations with a fixed interest rate of 4.41% and an issued and outstanding amount of $974 million (reflecting a fixed exchange rate of $1.2985).

(c)          TELUS Corporation commercial paper

TELUS Corporation has an unsecured commercial paper program, which is backstopped by our $2.25 billion syndicated credit facility (see (d)) and is to be used for general corporate purposes, including capital expenditures and investments. This program enables us to issue commercial paper, subject to conditions related to debt ratings, up to a maximum aggregate amount at any one time of $1.4 billion (December 31, 2017 – $1.4 billion). Foreign currency forward contracts are used to manage currency risk arising from issuing commercial paper denominated in U.S. dollars. Commercial paper debt is due within one year and is classified as a current portion of long-term debt, as the amounts are fully supported, and we expect that they will continue to be supported, by the revolving credit facility, which has no repayment requirements within the next year. As at June 30, 2018, we had $3 million of commercial paper outstanding, all of which was denominated in U.S. dollars (US$2 million), with an effective weighted average interest rate of 2.77%, maturing through July 2018.

(d)         TELUS Corporation credit facility

As at June 30, 2018, TELUS Corporation had an unsecured revolving $2.25 billion bank credit facility, renewed in May 2018 and expiring on May 31, 2023, (December 31, 2017 – expiring May 31, 2021) with a syndicate of financial institutions, which is to be used for general corporate purposes, including the backstopping of commercial paper.

TELUS Corporation’s credit facility bears interest at prime rate, U.S. Dollar Base Rate, a bankers’ acceptance rate or London interbank offered rate (LIBOR) (all such terms as used or defined in the credit facility), plus applicable margins. The credit facility contains customary representations, warranties and covenants, including two financial quarter-end ratio tests. These tests are that our net debt to operating cash flow ratio must not exceed 4.00:1.00 and our operating cash flow to interest expense ratio must not be less than 2.00:1.00, all as defined under the credit facility.

Continued access to TELUS Corporation’s credit facility is not contingent on TELUS Corporation maintaining a specific credit rating.

As at (millions)	June 30, 2018	December 31, 2017
Net available	$2,247	$1,110
Backstop of commercial paper	3	1,140
Gross available	$2,250	$2,250

We had $206 million of letters of credit outstanding as at June 30, 2018 (December 31, 2017 – $224 million), issued under various uncommitted facilities; such letter of credit facilities are in addition to the ability to provide letters of credit pursuant to our committed bank credit facility.

(e)          TELUS International (Cda) Inc. credit facility

As at June 30, 2018, TELUS International (Cda) Inc. had a bank credit facility, secured by its assets, expiring on December 20, 2022, with a syndicate of financial institutions. The credit facility is comprised of a US$350 million (December 31, 2017 – US$350 million) revolving component and an amortizing US$120 million (December 31, 2017 – US$120 million) term loan component. The credit facility is non-recourse to TELUS Corporation. As at June 30, 2018, $439 million ($432 million net of unamortized issue costs) was outstanding, all of which was denominated in U.S. dollars (US$334 million), with the revolving component having a weighted average interest rate of 4.11%.

notes to condensed interim consolidated financial statements	(unaudited)

As at (millions)	June 30, 2018						December 31, 2017
	Revolving component		Term loan component [1]		Total		Revolving component		Term loan component		Total
Available	US$	132	US$	N/A	US$	132	US$	193	US$	N/A	US$	193
Outstanding		218		116		334		157		119		276
	US$	350	US$	116	US$	466	US$	350	US$	119	US$	469

(1)         We have entered into a receive-floating, pay-fixed interest rate exchange agreement which effectively converts our interest obligations on the debt to a fixed rate of 2.64%.

TELUS International (Cda) Inc.’s credit facility bears interest at prime rate, U.S. Dollar Base Rate, a bankers’ acceptance rate or London interbank offered rate (LIBOR) (all such terms as used or defined in the credit facility), plus applicable margins. The credit facility contains customary representations, warranties and covenants, including two financial quarter-end ratio tests. These tests are that TELUS International (Cda) Inc.’s net debt to operating cash flow ratio must not exceed 3.25:1.00 and its operating cash flow to debt service (interest and scheduled principal repayment) ratio must not be less than 1.50:1.00, all as defined in the credit facility.

The term loan is subject to an amortization schedule which requires that 5% of the principal advanced be repaid each year of the term of the agreement, with the balance due at maturity.

(f)           Long-term debt maturities

Anticipated requirements to meet long-term debt repayments, calculated upon such long-term debts owing as at June 30, 2018, for each of the next five fiscal years are as follows:

Long-term debt denominated in	Canadian dollars	U.S. dollars
			Derivative liability
Years ending December 31 (millions)	Debt	Debt	(Receive) [1]	Pay	Total	Total
2018 (balance of year)	$1,000	$7	$(3)	$3	$7	$1,007
2019	—	8	—	—	8	8
2020	1,000	8	—	—	8	1,008
2021	1,075	8	—	—	8	1,083
2022	1,249	412	—	—	412	1,661
Thereafter	7,075	2,436	(2,439)	2,436	2,433	9,508
Future cash outflows in respect of long-term debt principal repayments	11,399	2,879	(2,442)	2,439	2,876	14,275
Future cash outflows in respect of associated interest and like carrying costs [2]	5,674	1,893	(1,810)	1,730	1,813	7,487
Undiscounted contractual maturities (Note 4(c))	$17,073	$4,772	$(4,252)	$4,169	$4,689	$21,762

(1)         Where applicable, principal-related cash flows reflect foreign exchange rates at June 30, 2018.

(2)         Future cash outflows in respect of associated interest and like carrying costs for commercial paper and amounts drawn under our credit facilities (if any) have been calculated based upon the rates in effect at June 30, 2018.

27                                  other long-term liabilities

As at (millions)	Note	June 30, 2018	December 31, 2017
Contract liabilities	24	$72	$71
Other		9	10
Deferred revenues		81	81
Pension and other post-retirement liabilities		540	537
Restricted stock unit and deferred share unit liabilities		97	68
Derivative liabilities		63	76
Other		69	67
		850	829
Deferred customer activation and connection fees	24	17	18
		$867	$847

notes to condensed interim consolidated financial statements	(unaudited)

28          Common Share capital

(a)         General

Our authorized share capital is as follows:

As at	June 30, 2018	December 31, 2017
First Preferred Shares	1 billion	1 billion
Second Preferred Shares	1 billion	1 billion
Common Shares	2 billion	2 billion

Only holders of Common Shares may vote at our general meetings, with each holder of Common Shares entitled to one vote per Common Share held at all such meetings so long as not less than 66-2/3% of the issued and outstanding Common Shares are owned by Canadians. With respect to priority in payment of dividends and in the distribution of assets in the event of our liquidation, dissolution or winding-up, whether voluntary or involuntary, or any other distribution of our assets among our shareholders for the purpose of winding up our affairs, preferences are as follows: First Preferred Shares; Second Preferred Shares; and finally Common Shares.

As at June 30, 2018, approximately 47 million Common Shares were reserved for issuance, from Treasury, under a share option plan (see Note 14(d)).

(b)         Purchase of Common Shares for cancellation pursuant to normal course issuer bid

As referred to in Note 3, we may purchase a portion of our Common Shares for cancellation pursuant to normal course issuer bids in order to maintain or adjust our capital structure. In November 2017, we received approval for a normal course issuer bid to purchase and cancel up to 8 million of our Common Shares (up to a maximum amount of $250 million) from November 13, 2017, to November 12, 2018; through August 3, 2018, we had purchased no shares for cancellation. In August 2018, we received approval from the Toronto Stock Exchange (subject to receiving approval from Canadian securities regulators) to amend the normal course issuer bid to allow a wholly owned subsidiary to purchase our Common Shares, to a maximum amount of $105 million, for donation to a charitable foundation we have established.

29          contingent liabilities

Claims and lawsuits

General

A number of claims and lawsuits (including class actions and intellectual property infringement claims) seeking damages and other relief are pending against us and, in some cases, other wireless carriers and telecommunications service providers. As well, we have received notice of, or are aware of, certain possible claims (including intellectual property infringement claims) against us and, in some cases, other wireless carriers and telecommunications service providers.

It is not currently possible for us to predict the outcome of such claims, possible claims and lawsuits due to various factors, including: the preliminary nature of some claims; uncertain damage theories and demands; an incomplete factual record; uncertainty concerning legal theories and procedures and their resolution by the courts, at both the trial and the appeal levels; and the unpredictable nature of opposing parties and their demands.

However, subject to the foregoing limitations, management is of the opinion, based upon legal assessments and information presently available, that it is unlikely that any liability, to the extent not provided for through insurance or otherwise, would have a material effect on our financial position and the results of our operations, including cash flows, with the exception of the items enumerated following.

Certified class actions

Certified class actions against us include the following:

Per minute billing class action

In 2008 a class action was brought in Ontario against us alleging breach of contract, breach of the Ontario Consumer Protection Act, breach of the Competition Act and unjust enrichment, in connection with our practice of “rounding up” wireless airtime to the nearest minute and charging for the full minute. The action sought certification of a national class. In November 2014, an Ontario class only was certified by the Ontario Superior Court of Justice in relation to the breach of contract, breach of Consumer Protection Act, and unjust enrichment claims; all appeals of

notes to condensed interim consolidated financial statements	(unaudited)

the certification decision have now been exhausted. At the same time, the Ontario Superior Court of Justice declined to stay the claims of our business customers notwithstanding an arbitration clause in our customer service agreements with those customers. This latter decision was appealed and on May 31, 2017, the Ontario Court of Appeal dismissed our appeal. The Supreme Court of Canada has granted us leave to appeal this decision.

Call set-up time class actions

In 2005 a class action was brought against us in British Columbia alleging that we have engaged in deceptive trade practices in charging for incoming calls from the moment the caller connects to the network, and not from the moment the incoming call is connected to the recipient. In 2011, the Supreme Court of Canada upheld a stay of all of the causes of action advanced by the plaintiff in this class action, with one exception, based on the arbitration clause that was included in our customer service agreements. The sole exception was the cause of action based on deceptive or unconscionable practices under the British Columbia Business Practices and Consumer Protection Act, which the Supreme Court of Canada declined to stay. In January 2016, the British Columbia Supreme Court certified this class action in relation to the claim under the Business Practices and Consumer Protection Act. The class is limited to residents of British Columbia who contracted wireless services with us in the period from January 21, 1999, to April 2010. We have appealed the certification decision and the appeal hearing is expected to occur in September 2018. A companion class action was brought against us in Alberta at the same time as the British Columbia class action. The Alberta class action duplicates the allegations in the British Columbia action, but has not proceeded to date and is not certified.

Uncertified class actions

Uncertified class actions against us include:

9-1-1 class actions

In 2008 a class action was brought in Saskatchewan against us and other Canadian telecommunications carriers alleging that, among other matters, we failed to provide proper notice of 9-1-1 charges to the public, have been deceitfully passing them off as government charges, and have charged 9-1-1 fees to customers who reside in areas where 9-1-1 service is not available. The plaintiffs advance causes of action in breach of contract, misrepresentation and false advertising and seek certification of a national class. A virtually identical class action was filed in Alberta at the same time, but the Alberta Court of Queen’s Bench declared that class action expired against us as of 2009. No steps have been taken in this proceeding since 2016.

Electromagnetic field radiation class actions

In 2013 a class action was brought in British Columbia against us, other telecommunications carriers, and cellular telephone manufacturers alleging that prolonged usage of cellular telephones causes adverse health effects. The British Columbia class action alleges: strict liability; negligence; failure to warn; breach of warranty; breach of competition, consumer protection and trade practices legislation; negligent misrepresentation, breach of a duty not to market the products in question; and waiver of tort. Certification of a national class is sought. No steps have been taken in this proceeding since 2014. In 2015 a class action was brought in Quebec against us, other telecommunications carriers, and various other defendants alleging that electromagnetic field radiation causes adverse health effects, contravenes the Quebec Environmental Quality Act, creates a nuisance, and constitutes an abuse of right pursuant to the Quebec Civil Code. The authorization hearing for this matter occurred in May 2018 and on June 27, 2018, the Quebec Superior Court dismissed the authorization application.

Public Mobile class actions

In 2014 class actions were brought against us in Quebec and Ontario on behalf of Public Mobile’s customers, alleging that changes to the technology, services and rate plans made by us contravene our statutory and common law obligations. In particular, the Quebec action alleges that our actions constitute a breach of the Quebec Consumer Protection Act, the Quebec Civil Code, and the Ontario Consumer Protection Act. It has not yet proceeded to an authorization hearing. The Ontario class action alleges negligence, breach of express and implied warranty, breach of the Competition Act, unjust enrichment, and waiver of tort. No steps have been taken in this proceeding since it was filed and served.

Handset subsidy class action

In 2016 a class action was brought in Quebec against us and other telecommunications carriers alleging that we breached the Quebec Consumer Protection Act and the Civil Code of Quebec by making false or misleading

notes to condensed interim consolidated financial statements	(unaudited)

representations relating to the handset subsidy provided to our wireless customers, and by charging our wireless customers inflated rate plan prices and termination fees higher than those permitted under the Act. This action has not yet proceeded to an authorization hearing.

Intellectual property infringement claims

Claims and possible claims received by us include:

4G LTE network patent infringement claim

A patent infringement claim was filed in Ontario in 2016 alleging that communications between devices, including cellular telephones, and base stations on our 4G LTE network infringe three third-party patents. This matter is set to be tried in the fourth quarter of 2019.

Summary

We believe that we have good defences to the above matters. Should the ultimate resolution of these matters differ from management’s assessments and assumptions, a material adjustment to our financial position and the results of our operations, including cash flows, could result. Management’s assessments and assumptions include that reliable estimates of any such exposure cannot be made considering the continued uncertainty about: the nature of the damages that may be sought by the plaintiffs; the causes of action that are being, or may ultimately be, pursued; and, in the case of the uncertified class actions, the causes of action that may ultimately be certified.

30          related party transactions

(a)         Transactions with key management personnel

Our key management personnel have authority and responsibility for overseeing, planning, directing and controlling our activities and consist of our Board of Directors and our Executive Leadership Team.

Total compensation expense for key management personnel, and the composition thereof, is as follows:

	Three months		Six months
Periods ended June 30 (millions)	2018	2017	2018	2017
Short-term benefits	$3	$3	$6	$6
Post-employment pension [1] and other benefits	3	—	4	1
Share-based compensation [2]	21	8	24	12
	$27	$11	$34	$19

(1)         Our Executive Leadership Team members are members of our Pension Plan for Management and Professional Employees of TELUS Corporation and non-registered, non-contributory supplementary defined benefit pension plans.

(2)         For the three-month and six-month periods ended June 30, 2018, share-based compensation expense is net of $1 (2017 – $1) and $NIL (2017 – $1), respectively, of the effects of derivatives used to manage share-based compensation costs (Note 14(b)).

As disclosed in Note 14, we made initial awards of share-based compensation in 2018 and 2017, including, as set out in the following table, to our key management personnel. As most of these awards are cliff-vesting or graded-vesting and have multi-year requisite service periods, the expense will be recognized ratably over a period of years and thus only a portion of the 2018 and 2017 initial awards are included in the amounts in the table above.

Six-month periods ended June 30	2018			2017
($ in millions)	Number of restricted stock units	Notional value [1]	Grant-date fair value [1]	Number of restricted stock units	Notional value [1]	Grant-date fair value [1]
Awarded in period	608,849	$28	$36	686,595	$30	$30

(1)         Notional value is determined by multiplying the Common Share price at the time of award by the number of units awarded. The grant-date fair value differs from the notional value because the fair values of some awards have been determined using a Monte Carlo simulation (see Note 14(b)).

The liability amounts accrued for share-based compensation awards to key management personnel are as follows:

As at (millions)	June 30, 2018	December 31, 2017
Restricted stock units	$59	$40
Deferred share units [1]	20	24
	$79	$64

(1)         Our Directors’ Deferred Share Unit Plan provides that, in addition to his or her annual equity grant of deferred share units, a director may elect to receive his or her annual retainer and meeting fees in deferred share units, Common Shares or cash. Deferred share units entitle directors to a specified number of, or a cash payment based on the value of, our Common Shares. Deferred share units are paid out when a director ceases to be a director, for any reason, at a time elected by the director in accordance with the Directors’ Deferred Share Unit Plan; during the three-month and six-month periods ended June 30, 2018, $6 (2017 – $9) and $6 (2017 – $11), respectively, was paid out.

notes to condensed interim consolidated financial statements	(unaudited)

Employment agreements with members of the Executive Leadership Team typically provide for severance payments if an executive’s employment is terminated without cause: generally 18–24 months of base salary, benefits and accrual of pension service in lieu of notice and 50% of base salary in lieu of an annual cash bonus. In the event of a change in control, Executive Leadership Team members are not entitled to treatment any different than that given to our other employees with respect to non-vested share-based compensation.

(b)         Transactions with defined benefit pension plans

During the three-month and six-month periods ended June 30, 2018, we provided management and administrative services to our defined benefit pension plans; the charges for these services were on a cost recovery basis and amounted to $2 million (2017 – $1 million) and $3 million (2017 – $3 million), respectively.

(c)          Transactions with real estate joint ventures

During the three-month and six-month periods ended June 30, 2018 and 2017, we had transactions with the real estate joint ventures, which are related parties, as set out in Note 21.

31          additional statement of cash flow information

(a)         Statements of cash flows — operating activities, investing activities and financing activities

		Three months		Six months
Periods ended June 30 (millions)	Note	2018	2017	2018	2017
			(adjusted — Note 2(c))		(adjusted — Note 2(c))
OPERATING ACTIVITIES
Net change in non-cash operating working capital
Accounts receivable		$(34)	$53	$169	$115
Inventories		17	6	50	(3)
Contract assets		(3)	(11)	(3)	3
Prepaid expenses		(26)	(63)	(147)	(186)
Accounts payable and accrued liabilities		194	70	(164)	(111)
Income and other taxes receivable and payable, net		87	7	172	(85)
Advance billings and customer deposits		(7)	4	(16)	47
Provisions		13	(10)	4	(61)
		$241	$56	$65	$(281)
INVESTING ACTIVITIES
Cash payments for capital assets, excluding spectrum licences
Capital asset additions
Gross capital expenditures
Property, plant and equipment	17	$(639)	$(655)	$(1,160)	$(1,227)
Intangible assets	18	(158)	(155)	(295)	(309)
		(797)	(810)	(1,455)	(1,536)
Additions arising from non-monetary transactions		6	—	14	2
Capital expenditures		(791)	(810)	(1,441)	(1,534)
Change in associated non-cash investing working capital		56	56	(32)	(16)
		$(735)	$(754)	$(1,473)	$(1,550)
FINANCING ACTIVITIES
Issue of shares by subsidiary to non-controlling interests
Issue of shares		$—	$—	$43	$1
Non-monetary issue of shares in business combination	18(b)	—	—	(19)	—
Cash proceeds on share issuance		—	—	24	1
Transaction costs and other		—	—	—	(1)
		$—	$—	$24	$—

notes to condensed interim consolidated financial statements	(unaudited)

(b)         Changes in liabilities arising from financing activities

		Statement of cash flows		Non-cash changes
(millions)	Beginning of period	Issued or received	Redemptions, repayments or payments	Foreign exchange movement (Note 4(f))	Other	End of period
THREE-MONTH PERIOD ENDED JUNE 30, 2017
Dividends paid to holders of Common Shares	$283	$—	$(283)	$—	$293	$293
Dividends reinvested in shares from Treasury	—	—	23	—	(23)	—
	$283	$—	$(260)	$—	$270	$293
Short-term borrowings	$100	$—	$—	$—	$—	$100
Long-term debt
TELUS Corporation notes	$11,638	$—	$—	$(35)	$2	$11,605
TELUS Corporation commercial paper	1,122	1,543	(1,614)	(19)	—	1,032
TELUS Communications Inc. debentures	619	—	—	—	—	619
TELUS International (Cda) Inc. credit facility	298	—	(4)	(8)	2	288
Derivatives used to manage currency risks arising from U.S. dollar denominated long-term debt — liability	38	1,614	(1,607)	54	(35)	64
	13,715	3,157	(3,225)	(8)	(31)	13,608
To eliminate effect of gross settlement of derivatives used to manage currency risks arising from U.S. dollar denominated long-term debt	—	(1,614)	1,614	—	—	—
	$13,715	$1,543	$(1,611)	$(8)	$(31)	$13,608
THREE-MONTH PERIOD ENDED JUNE 30, 2018
Dividends paid to holders of Common Shares	$299	$—	$(299)	$—	$315	$315
Dividends reinvested in shares from Treasury	—	—	21	—	(21)	—
	$299	$—	$(278)	$—	$294	$315
Short-term borrowings	$100	$26	$(13)	$—	$—	$113
Long-term debt
TELUS Corporation notes	$12,094	$975	$—	$43	$(22)	$13,090
TELUS Corporation commercial paper	843	304	(1,154)	10	—	3
TELUS Communications Inc. debentures	620	—	—	—	—	620
TELUS International (Cda) Inc. credit facility	433	—	(11)	9	1	432
Derivatives used to manage currency risks arising from U.S. dollar denominated long-term debt — liability	59	1,154	(1,136)	(53)	39	63
	14,049	2,433	(2,301)	9	18	14,208
To eliminate effect of gross settlement of derivatives used to manage currency risks arising from U.S. dollar denominated long-term debt	—	(1,154)	1,154	—	—	—
	$14,049	$1,279	$(1,147)	$9	$18	$14,208

notes to condensed interim consolidated financial statements	(unaudited)

		Statement of cash flows		Non-cash changes
(millions)	Beginning of period	Issued or received	Redemptions, repayments or payments	Foreign exchange movement (Note 4(f))	Other	End of period
SIX-MONTH PERIOD ENDED JUNE 30, 2017
Dividends paid to holders of Common Shares	$284	$—	$(567)	$—	$576	$293
Dividends reinvested in shares from Treasury	—	—	23	—	(23)	—
	$284	$—	$(544)	$—	$553	$293
Short-term borrowings	$100	$—	$—	$—	$—	$100
Long-term debt
TELUS Corporation notes	$11,367	$990	$(700)	$(43)	$(9)	$11,605
TELUS Corporation commercial paper	613	3,071	(2,630)	(22)	—	1,032
TELUS Communications Inc. debentures	619	—	—	—	—	619
TELUS International (Cda) Inc. credit facility	332	—	(35)	(11)	2	288
Derivatives used to manage currency risks arising from U.S. dollar denominated long-term debt — liability	20	2,630	(2,625)	65	(26)	64
	12,951	6,691	(5,990)	(11)	(33)	13,608
To eliminate effect of gross settlement of derivatives used to manage currency risks arising from U.S. dollar denominated long-term debt	—	(2,630)	2,630	—	—	—
	$12,951	$4,061	$(3,360)	$(11)	$(33)	$13,608
SIX-MONTH PERIOD ENDED JUNE 30, 2018
Dividends paid to holders of Common Shares	$299	$—	$(598)	$—	$614	$315
Dividends reinvested in shares from Treasury	—	—	41	—	(41)	—
	$299	$—	$(557)	$—	$573	$315
Short-term borrowings	$100	$26	$(19)	$—	$6	$113
Long-term debt
TELUS Corporation notes	$11,561	$1,725	$(250)	$81	$(27)	$13,090
TELUS Corporation commercial paper	1,140	1,618	(2,798)	43	—	3
TELUS Communications Inc. debentures	620	—	—	—	—	620
TELUS International (Cda) Inc. credit facility	339	97	(22)	19	(1)	432
Derivatives used to manage currency risks arising from U.S. dollar denominated long-term debt — liability	93	2,798	(2,770)	(124)	66	63
	13,753	6,238	(5,840)	19	38	14,208
To eliminate effect of gross settlement of derivatives used to manage currency risks arising from U.S. dollar denominated long-term debt	—	(2,798)	2,798	—	—	—
	$13,753	$3,440	$(3,042)	$19	$38	$14,208